UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

KUSHCO HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

50133S
(CUSIP Number of Class of Securities)
Amir Sadr
Vice President, Associate General Counsel
KushCo Holdings, Inc.
6261 Katella Avenue, Suite 250
Cypress, California 90630
(714) 462-4603
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Copies to:
Marc D. Hauser, Esq.
Craig P. Tanner
Reed Smith LLP
101 Second Street
Suite 1800
San Francisco, CA 94105-3659
Telephone: (415) 543-8700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,079,707	$399.75

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for exchange in this offer will be tendered pursuant to this offer. This calculation assumes that options to purchase an aggregate of 7.7 million shares of the issuer’s common stock, having an aggregate value of $3.1 million as of July 23, 2020, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.
**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border third-party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer (the “Exchange Offer”) by KushCo Holdings, Inc., a Nevada corporation (the “Company”), to provide eligible employees, which includes all current employees, including executive officers of the Company and its subsidiaries, and all non-employee directors of the Company’s Board of Directors (the “Board”) with the opportunity to exchange certain Eligible Options (as defined below) for a lesser number of Replacement Options (as defined below), upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for Replacement Options dated July 31, 2020 (the “Offer to Exchange”) and the Notice of Election to Participate in the Option Exchange Program, attached hereto as Exhibits (a)(1)(A) and (a)(1)(D), respectively, and incorporated herein by reference.

Item 1.	Summary Term Sheet.
The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.
The Company, KushCo Holdings, Inc., is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 6261 Katella Avenue, Suite 250, Cypress, CA 90630 and the telephone number of its principal executive offices is (714) 462-4603.

(b)	Securities.
The subject securities are the outstanding options to purchase shares of common stock of the Company, par value $0.001 per share (the “Common Stock”) issued under the Company’s 2016 Stock Incentive Plan that (i) have exercise prices equal to or greater than $0.01, (ii) are held by Eligible Participants and (iii) are not Excluded Options (the “Eligible Options”).

An “Excluded Option” is an option that has a performance-vesting condition and an option held by an advisor or consultant to the Company or any of its subsidiaries.

An “Eligible Participant” refers to (i) an employee of the Company or any of its subsidiaries, and (ii) a non-employee director of the Company’s Board of Directors (the “Board”), in each case who has not submitted a notice of resignation or received a notice of termination, between the date the Exchange Offer commences and expiration of the Exchange Offer on Friday, August 28, 2020 at 5:00 p.m. Pacific Time, as such time may be extended (the “Expiration Time”). Employees and non-employee directors who are on an authorized leave of absence are considered to be employed by or in service to the Company for purposes of determining eligibility to participate in the Exchange Offer. Any Eligible Participant who is on an authorized leave of absence will be able to participate in the Exchange Offer, so long as they are an employee of the Company or any of its subsidiaries or a non-employee director of the Board (whether active, on authorized leave of absence) at both the commencement of the Exchange Offer and the Expiration Time.

These Eligible Options will be eligible to be exchanged in the Exchange Offer for a lesser number of Replacement Options (as defined below) to purchase shares of Common Stock with an exercise price equal to the closing price of the Common Stock on the OTC Markets Group’s OTCQX market (“OTCQX”) on the date of grant (the “Replacement Options”). As of July 23, 2020, there were 7.7 million Eligible Options outstanding.
The information set forth in the Exchange Offer under “Summary Term Sheet—Overview,” “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of Replacement Options”) and Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.

(c)	Trading Market and Price.
The information set forth in the Offer to Exchange under Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.
The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Exchange under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.
The information set forth in the Offer to Exchange under “Summary Term Sheet—Overview,” “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of Replacement Options”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning Us; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”) and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) is incorporated herein by reference.

(b)	Purchases.
The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Agreements Involving the Subject Company’s Securities.
The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(3) also contain information regarding the Eligible Options.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.
The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) is incorporated herein by reference.

(b)	Use of Securities Acquired.
The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of Replacement Options”) is incorporated herein by reference.

(c)	Plans.
The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.
The information set forth in the Offer to Exchange under Section 14 (“Consideration; Fees and Expenses”) is incorporated herein by reference.

(b)	Conditions.
The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Exchange Offer”) is incorporated herein by reference.

(c)	Borrowed Funds.
Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.
The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(b)	Securities Transactions.
The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.
Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.
The information set forth in the Offer to Exchange under Section 8 (“Information Concerning Us; Financial Information”), including Schedule A to the Offer to Exchange; and Section 15 (“Additional Information”) of the Offer to Exchange is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2019 (and the amendment thereto filed with the SEC on January 8, 2020) and its Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2020 are also incorporated herein by reference and are available electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.
Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)
The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(2)	The information set forth in the Offer to Exchange under Section 11 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b)	Other Material Information.
Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Eligible Options for Replacement Options, dated July 31, 2020.
(a)(1)(B)	Form of Announcement Email to Eligible Participants.
(a)(1)(C)	Form of Notice of Eligible Options Email to Eligible Participants.
(a)(1)(D)	Notice of Election to Participate in the Option Exchange Program.
(a)(1)(E) (a)(1)(F) (a)(1)(G)
Notice of Withdrawal from Participation in the Option Exchange Program

Form of E-Mail Regarding Confirmation of Receipt of Notice of Election to Participate in the Option Exchange Program.

Form of E-Mail Regarding Confirmation of Receipt of Notice of Withdrawal.

(a)(1)(H)	Form of Reminder Email to Eligible Participants Regarding the Option Exchange Program.
(a)(1)(I)	Form of Notice of Expiration of Option Exchange Program.
(b)	Not applicable.
(d)(1)	KushCo Holdings, Inc. 2016 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q (File No. 000-55418), filed April 15, 2019).
(d)(2)	Form of Stock Award Agreement (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-209439), filed February 9, 2016).
(d)(3)	Form of Stock Option Grant Notice and Stock Option Agreement (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-209439), filed February 9, 2016).
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.
Not applicable.

 SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KushCo Holdings, Inc.

By:	/s/ Nicholas Kovacevich
Nicholas Kovacevich
Chairman and Chief Executive Officer
Dated: July 31, 2020

Exhibit (a)(1)(A)
KUSHCO HOLDINGS, INC.
6261 KATELLA AVENUE, SUITE 250
CYPRESS, CA 90630
OFFER TO EXCHANGE ELIGIBLE OPTIONS FOR REPLACEMENT OPTIONS
July 31, 2020

KUSHCO HOLDINGS, INC.
SUMMARY TERM SHEET — OVERVIEW
OFFER TO EXCHANGE ELIGIBLE OPTIONS FOR REPLACEMENT OPTIONS
This offer and withdrawal rights will expire at 5:00 p.m. Pacific Time on Friday, August 28, 2020, unless extended.
KushCo Holdings, Inc. (the “Company,” “KushCo,” “we,” “us,” or “our”) is offering each Eligible Participant (as defined below) the opportunity to exchange outstanding Eligible Options (as defined below) for a lesser number of Replacement Options (as defined below) on the terms and subject to the conditions set forth in this Offer to Exchange Eligible Options for Replacement Options (the “Offer to Exchange”), including the Offering Memorandum, beginning on page 25 (the “Offering Memorandum”). The offer to exchange Eligible Options for Replacement Options, and the exchange of such options, is referred to herein as the “Exchange Offer” and is referred to in some related communications as the “Option Exchange Program”).

The “Expiration Time” of the Exchange Offer is 5:00 p.m. Pacific Time on Friday, August 28, 2020. If we extend the period of time during which this Exchange Offer remains open, the term “Expiration Time” will refer to the last time and date on which this Exchange Offer expires. You will be informed of any extension of the Exchange Offer.
You are an “Eligible Participant” if:

•
on the date the Exchange Offer commences, you are employed by the Company or any of its subsidiaries, or are a non-employee director of the Company’s Board of Directors (the “Board”), and have not submitted a notice of resignation or been notified by us that your employment relationship with us is being terminated; and

•	at the Expiration Time, you continue to be employed by the Company or any of its subsidiaries, or serve as a non-employee director of the Board, and have not submitted a notice of resignation or received a notice of termination.

Employees or non-employee directors who are on an authorized leave of absence are considered to be employed by or in service to the Company or any of its subsidiaries for purposes of determining eligibility to participate in the Exchange Offer. Any Eligible Participant who is on an authorized leave of absence will be able to participate in the Exchange Offer, so long as they are an employee of the Company or any of its subsidiaries or a non-employee director of the Board (whether active or on authorized leave of absence) at both the commencement of the Exchange Offer and the Expiration Time and have not submitted a notice of resignation or received a notice of termination.

An “Eligible Option” is an outstanding option to purchase shares of the Company’s common stock, par value $0.001 per share (the “common stock”) issued under the KushCo Holdings, Inc. 2016 Stock Incentive Plan, as amended (the “2016 Plan”) that:

•	is held by an Eligible Participant on the date the Exchange Offer commences;

•	has an exercise price equal to or greater than $0.01; and

•	is not an Excluded Option.

An “Excluded Option” is an outstanding option that has a performance-vesting condition or an option held by an advisor or consultant to the Company or any of its subsidiaries.

A “Replacement Option” is an option to purchase shares of the Company’s common stock issued under the 2016 Plan with the following terms (collectively, the “Replacement Option Terms”):

•	Each Replacement Option will have an exercise price equal to the closing price of our common stock on the OTC Markets Group's OTCQX market (“OTCQX”) on the date on which the Expiration Time occurs.

•	Each Replacement Option will have an expiration date that is the original expiration date of the Eligible Option.

•	Each Replacement Option will have the same vesting schedule that is set forth in the Eligible Options.
If you choose to participate in the Exchange Offer and tender your Eligible Options for Replacement Options and we accept your fully tendered Eligible Options, the number of Replacement Options you receive will depend on the number of Eligible Options you elect to exchange, and will be based on the following exchange ratios:

Range of Exercise Prices for Eligible Options	Exchange Ratio*
$0.01-$2.00	1
$2.01-$4.00	1.5
$4.01-$6.00	1.75
$6.01-$50.00	2

*
The Exchange Ratio shows the number of Eligible Options that must be exchanged for you to receive one Replacement Option. The number of Replacement Options will be rounded up to the nearest whole share.
The Exchange Ratio may be modified to reflect a material change to the fair market value of the Company’s common stock upon completion of the Exchange Offer, which is expected to occur on Friday, August 28, 2020.

We have used a Black-Scholes pricing model to determine the fair price or theoretical value of the Eligible Options. The Black-Scholes pricing model is based on five variables: the exercise price, the current stock price, the time remaining before the option expires, a risk-free interest rate and stock price volatility. We have then applied the same exchange ratio to Eligible Options having substantially similar Black-Scholes values. The purpose of using the Black-Scholes pricing model is to treat, as nearly as practicable, all Eligible Options having substantially similar Black-Scholes values in a substantially similar manner.
The commencement date of the Exchange Offer is July 31, 2020. We are making the Exchange Offer upon the terms and subject to the conditions described in the Offering Memorandum. Participation in the Exchange Offer is voluntary with respect to each Eligible Option you hold.

You are not required to participate in the Exchange Offer.
If you hold more than one Eligible Option award, you may elect to participate in the Exchange Offer on an option-by-option basis, meaning that you will be allowed to tender for exchange one of those Eligible Options without tendering for exchange other of those Eligible Options. However, as to any Eligible Option that you elect to tender for exchange, you must tender the entire Eligible Option (i.e., all of the option shares subject to that Eligible Option, less (if applicable) any portion of the Eligible Option previously exercised).
Eligible Options properly tendered in this Exchange Offer and accepted by us for exchange will be cancelled at the Expiration Time, and your Replacement Options will be granted with the terms described above effective promptly following the Expiration Time of the Exchange Offer (such date, the “Replacement Option Grant Date”).
See “Risk Factors” beginning on page 23 for a discussion of risks and uncertainties that you should consider before agreeing to exchange your Eligible Options for Replacement Options. You should consider, among other things, these risks and uncertainties before deciding whether or not to participate in the Exchange Offer.
Shares of our common stock are quoted on the OTCQX under the symbol “KSHB.” On July 23, 2020, the closing price of our common stock as reported on OTCQX was $0.72 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to participate in the Exchange Offer.

You should direct questions about the Exchange Offer or requests for assistance by email to Amir Sadr, Vice President, Associate General Counsel, at amir.sadr@kushco.com.

IMPORTANT

If you choose to participate in the Exchange Offer, you must complete the Notice of Election to Participate in the Option Exchange Program and deliver this notice to the Company. These actions must all be taken by you before 5:00 p.m. Pacific Time on Friday, August 28, 2020 (or such later date as may apply if the Exchange Offer is extended).

If you wish to change or withdraw any election previously made by you, you must complete the Notice of Election to Withdrawal and deliver this notice to the Company. These actions must all be taken by you before 5:00 p.m. Pacific Time on Friday, August 28, 2020 (or such later date as may apply if the Exchange Offer is extended).
You are responsible for properly submitting and completing your election through the Notice of Election to Participate in the Option Exchange Program before the Expiration Time. You should save a copy of the confirmation email (the “Confirmation Email”) sent to you when the Company receives your Notice of Election to Participate in the Option Exchange Program. The Confirmation Email will provide evidence that you submitted your Notice of Election to Participate in the Option Exchange Program. If you do not receive a Confirmation Email within five (5) days of submitting your Notice of Election to Participate in the Option Exchange Program, please contact optionexchange@kushco.com to confirm that your election was received by the Company.
You do not need to return your stock option agreements for your Eligible Options to be cancelled and exchanged in the Exchange Offer. We will provide you with a stock option agreement shortly following such grants.
Although the Board has approved the Exchange Offer, consummation of the Exchange Offer is subject to the satisfaction or waiver of the conditions described in Section 6 of the Offering Memorandum (“Conditions of the Exchange Offer”). Neither we, nor the Board , makes any recommendation as to whether you should participate, or refrain from participating, in the Exchange Offer with respect to any of your Eligible Options. You must make your own decision whether to participate in the Exchange Offer. You should consult your personal financial and tax advisors if you have questions about your financial or tax situation as it relates to the Exchange Offer.
Neither the SEC nor any state securities commission has approved or disapproved of this transaction or passed upon the fairness or merits of this transaction or the accuracy or adequacy of the information contained in the Exchange Offer. Any representation to the contrary is a criminal offense.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD PARTICIPATE IN THE EXCHANGE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFER TO EXCHANGE OR IN DOCUMENTS TO WHICH WE HAVE REFERRED YOU.
WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFER TO EXCHANGE AND IN THE RELATED NOTICE OF ELECTION TO PARTICIPATE IN THE OPTION EXCHANGE PROGRAM. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU SHOULD NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

SUMMARY TERM SHEET — QUESTIONS AND ANSWERS
OFFER TO EXCHANGE ELIGIBLE OPTIONS FOR REPLACEMENT OPTIONS
The following are answers to some of the questions that you may have about the Exchange Offer. This Summary Term Sheet does not contain all of the information that you should consider in deciding whether to participate in the Exchange Offer. We encourage you to carefully read the remainder of this Offer to Exchange. For additional important information about the Exchange Offer, where appropriate, we have included references to the relevant sections of the Offering Memorandum where you can find a more complete description of the topics in this summary.

Q17.	If I choose to participate in the Exchange Offer, do I have to exchange all of my Eligible Options?	16

Q18.	If I choose to participate in the Exchange Offer, can I tender for exchange a portion of an option grant?	16

Q19.	What if I am on an authorized leave of absence or furlough during the Exchange Offer?	17

Q20.	What happens if my employment with the Company terminates before the Expiration Time?	17

Q21.	Will I owe taxes if I participate in the Exchange Offer?	17

Q22.	Will I owe taxes if I do not participate in the Exchange Offer?	17

Q23.	What will happen to my Eligible Options if I participate in the Exchange Offer?	17

Q24.	Is it possible for my Replacement Options to be or become underwater?	18

Q25.	What happens to Eligible Options that I choose not to tender or that are not accepted for exchange in the Exchange Offer?	18

Q26.	How long do I have to decide whether to participate in the Exchange Offer?	18

Q27.	How do I tender my Eligible Options for exchange?	18

Q28.	Can I withdraw previously tendered Eligible Options?	20

Q29.	What will happen if I do not return my Notice of Election to Participate in the Option Exchange Program by the deadline?	21

Q30.	What if I have any questions regarding the Exchange Offer?	21

Ql.	Why is the Company making the Exchange Offer?
For many years, long-term stock incentive compensation has been a critical part of the Company’s total compensation program for executives, other key employees, and non-employee directors of the Board. These long-term stock incentives make up a meaningful part of the target total compensation of our employees, including our executive officers, and non-employee directors of the Board. Through equity-based grants of stock options and restricted stock units, our goal is and has been to create an alignment among management and our stockholders focused on the creation of value for our stockholders.

A key part of these grants is the use of vesting, which requires continued service in order to enjoy the full economic benefit of the awards. Option grants serve as a powerful tool in the retention of executives, other key employees, and non-employee directors of the Board, based on stock price appreciation. However, when the stock price remains flat or declines, the power of options to motivate and retain the holders of these awards can be lost or greatly diminished, in particular when the exercise price is materially higher than the trading price of the underlying common stock. In this circumstance, options are sometimes referred to as being “underwater,” and we use this term below. The Company currently has a substantial number of deeply underwater options due to a sustained drop in its stock price over the past several years. We also have a pressing need to retain and motivate our key talent. For this reason, our Board recommended to our stockholders, and our stockholders approved, the Exchange Offer. We believe that the Exchange Offer is in the best interests of stockholders and us, as new stock options granted under the program will provide added incentive to motivate and retain our talented employees and non-employee directors of the Board. Because the number of Replacement Options will be lower than the number of exchanged Eligible Options, the Exchange Offer will reduce the “overhang” of the underwater options. The difference between the number of Eligible Options tendered in the exchange and Replacement Options granted will be added back to the 2016 Plan and will be available for stock awards in the future.
See Section 2 of the Offering Memorandum (“Purpose of The Exchange Offer; Additional Considerations”) for more information.

Q2.	Who is eligible to participate in the Exchange Offer?
Only Eligible Participants are eligible to participate in the Exchange Offer.

You are an “Eligible Participant” if:

•
on the date the Exchange Offer commences, you are employed by the Company or any of its subsidiaries, or are a non-employee director of the Company’s Board of Directors (the “Board”), and have not submitted a notice of resignation or been notified by us that your employment relationship with us is being terminated; and

•
at the Expiration Time, you continue to be employed by the Company or any of its subsidiaries, or serve as a non-employee director of the Board, and have not submitted a notice of resignation or received a notice of termination

Employees and non-employee directors who are on an authorized leave of absence are considered to be employed by or in service to the Company for purposes of determining eligibility to participate in the Exchange Offer. Any Eligible Participant who is on an authorized leave of absence will be able to participate in the Exchange Offer, so long as they are an employee of the Company or a non-employee director of the Board (whether active or on authorized leave of absence) at both the commencement of the Exchange Offer and the Expiration Time.
See Section 1 of the Offering Memorandum (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”) for more information.

Q3.	Which options are subject to the Exchange Offer?
Under the Exchange Offer, Eligible Participants will be able to elect to tender outstanding Eligible Options for exchange. Options to purchase the Company’s common stock that are not Eligible Options are not eligible to be tendered in the Exchange Offer.
An “Eligible Option” is an outstanding option to purchase shares of common stock issued under the 2016 Plan that:

•	is held by an Eligible Participant;

•	has an exercise price equal to or greater than $0.01; and

•	is not an Excluded Option.

An “Excluded Option” is an outstanding option that has a performance-vesting condition or an option held by an advisor or consultant to the Company or any of its subsidiaries.

See Section 1 of the Offering Memorandum (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”) for more information.

Q4.	Will the terms and conditions of my Replacement Options be the same as my tendered Eligible Options?
With the exception of the exercise price, the terms and conditions of your Replacement Options, including the vesting schedule and normal expiration date, will be the same as your tendered Eligible Options.

Q5.	How many Replacement Options will I receive for the Eligible Options I exchange?

The number of Replacement Options that you will be granted will be determined using an exchange ratio that takes into account the exercise price of your tendered Eligible Options. The chart below illustrates the applicable exchange ratio for outstanding Eligible Options based on the dollar range of the exercise prices of such options.

Range of Exercise Prices for Eligible Options	Exchange Ratio*
$0.01-$2.00	1
$2.01-$4.00	1.5
$4.01-$6.00	1.75
$6.01-$50.00	2

*	The Exchange Ratio shows the number of Eligible Options that must be exchanged for you to receive one Replacement Option. The number of Replacement Options will be rounded up to the nearest whole share.
The Exchange Ratio may be modified to reflect a material change to the fair market value of the Company’s common stock upon completion of the Exchange Offer, which is expected to occur on Friday, August 28, 2020.

We have used a Black-Scholes pricing model to determine the fair price or theoretical value of the Eligible Options. The Black-Scholes pricing model is based on five variables: the exercise price, the current stock price, the time remaining before the option expires, a risk-free interest rate and stock price volatility. We have then applied the same exchange ratio to Eligible Options having substantially similar Black-Scholes values. The purpose of using the Black-Scholes pricing model is to treat, as nearly as practicable, all Eligible Options having substantially similar Black-Scholes values in a substantially similar manner.

Q6.	Will my Replacement Options have an exercise price?
Your Replacement Options will have an exercise price equal to the closing price of our common stock as reported on OTCQX on the date that the Replacement Option is granted, which will be the date on which the Expiration Time occurs.
See Section 1 of the Offering Memorandum (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”) for more information and Section 7 of the Offering Memorandum (“Price Range of Our Common Stock”) for information concerning our historical common stock prices.

Q7.	When will my Replacement Options vest?
The Replacement Option will have the same vesting schedule as set forth in the award agreements for your Eligible Options. For example, if, at the Expiration Time, your Eligible Option is 50% vested and exercisable with the remaining portion of the option vesting monthly, the Replacement Option will be 50% vested and exercisable when granted with the remaining portion of the option vesting monthly.

Q8.	Do I need to exercise my Replacement Options in order to receive shares?
Yes. As is the case with your Eligible Options currently, after your Replacement Options have vested, you would need to exercise the vested portion of your Replacement Option and pay the exercise price to receive shares of the Company common stock.

Q9.	If I participate in the Exchange Offer, when will my Replacement Options be granted?
Unless we amend or terminate the Exchange Offer in accordance with its terms, we will grant you Replacement Options for your Eligible Options as to which you properly made a valid election (and did not validly revoke that election) on the Notice of Election to Participate in the Option Exchange Program, effective as of the Expiration

Time (such date, the “Replacement Option Grant Date,” which is currently expected to be at the completion of the Exchange Offer on Friday, August 28, 2020).
See Section 1 of the Offering Memorandum (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”) for more information.

Q10.	What happens to my Replacement Options if my employment with the Company terminates?

The terms and conditions of your Replacement Options, with the exception of the exercise price, will be the same as the applicable Eligible Options. In general, if your Replacement Options are vested upon your termination of employment or resignation, they would remain exercisable until 90 days following your termination of service or resignation from the Company unless termination is due to your death or disability. If termination is due to your death, the vested Replacement Options may be exercised at any time within 12 months following your termination. If termination is due to your disability, the vested Replacement Options may be exercised at any time within six months following your termination. However, if you were terminated by the Company for Cause, the Replacement Options would terminate in full at the time your service is terminated, even if they were vested at that time. “Cause” for this purpose has the meanings defined in the 2016 Plan.
Nothing in the Exchange Offer should be construed to confer upon you the right to remain in employment with the Company. The terms of your employment with the Company remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain in our employment until the expiration of the Exchange Offer and/or the grant date for the Replacement Options or thereafter during the vesting period of the Replacement Options. See Section 1 of the Offering Memorandum (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”) and Section 5 of the Offering Memorandum (“Acceptance of Eligible Options for Exchange; Grant of Replacement Options”) for more information.

Q11.	Will I be agreeing to restrictive covenants if I participate in the Exchange Offer?
If you have previously entered into an agreement with us that includes restrictive covenants (including by accepting any grants of options with stock option agreements containing restrictive covenants), then you will not be agreeing to any new restrictive covenants. If you have not previously entered into an agreement with us that includes restrictive covenants, you will not be required to agree to any new restrictive covenants to participate in the Exchange Offer.

Q12.	Do I have to participate in the Exchange Offer?
No. Participation in the Exchange Offer is completely voluntary. If you choose not to participate in the Exchange Offer (meaning that you do not elect to tender for exchange any of your Eligible Options), then your Eligible Options will remain outstanding with their current terms and you will not receive any Replacement Options. You do not need to do anything if you choose to not participate in the Exchange Offer.

Q13.	How should I decide whether or not to participate in the Exchange Offer?

We are providing substantial information to assist you in making your own informed decision. Please read all the information contained in the various sections of the Offering Memorandum below, including without limitation the information in Section 2 (“Purpose of The Exchange Offer; Additional Considerations”), Section 7 (“Price Range of Our Common Stock”), Section 8 (“Information Concerning Us; Financial Information”), Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”), Section 12 (“Material United States Tax Consequences”) and Section 15 (“Additional Information”) of the Offering Memorandum. You should seek your own legal counsel, accountant and/or financial advisor for further advice. Participation in the Exchange Offer is entirely your decision and should be made based on your personal circumstances. No one from the Company is, or will be, authorized to provide you with advice, recommendations or legal, tax or financial considerations regarding whether you should participate in the Exchange Offer.

In addition to reviewing the materials provided, please note the following important points:

•
The Exchange Offer is not a one-for-one exchange. Your Replacement Options will be exercisable for fewer shares than your Eligible Options based on the applicable exchange ratio, and in some cases significantly fewer shares.

•
The Replacement Options provide value upon exercise only if the Company’s common stock price increases after the Replacement Option Grant Date. Also, because the exchange ratios for the option exchange are not one-for-one, it is possible that, at some point in the future, Eligible Options you choose to exchange could be economically more valuable than the Replacement Options received by you pursuant to the Exchange Offer.

•	You should determine and carefully consider the tax consequences of Replacement Option awards that may be applicable to you.

•	To assist you in these considerations, please also review the Risk Factors that appear on page 23.

Q14.	How do I find out how many Eligible Options I have and what their exercise prices are?

The Company will send to you a list of your Eligible Options. You can at any time confirm the number of option awards that you have, their grant dates and exercise prices, and other information by contacting: optionexchange@kushco.com.

Q15.	Can I tender for exchange stock options that I have already fully exercised?
No. The Exchange Offer applies only to outstanding unexercised Eligible Options. An option that has been fully exercised is no longer outstanding.

Q16.	Can I tender for exchange the remaining unexercised portion of an Eligible Option that I have already partially exercised?
Yes. If at any time before the Expiration Time you have exercised an Eligible Option in part but not entirely, the remaining unexercised portion of the Eligible Option is eligible to be tendered for exchange in the Exchange Offer. See Section 3 of the Offering Memorandum (“Procedures for Tendering Eligible Options”) for more information.

Q17.	If I choose to participate in the Exchange Offer, do I have to exchange all of my Eligible Options?
No. You are permitted to exchange Eligible Options on an option-by-option basis. That means you may choose to exchange some eligible grants, and choose not to exchange others. However, if you elect to exchange an Eligible Option grant, you must elect to exchange the entire Eligible Option (i.e., all of the options that are subject to that Eligible Option at the time of tender).

Q18.	If I choose to participate in the Exchange Offer, can I tender for exchange a portion of an option grant?
The Company is not accepting partial exchanges of Eligible Options. However, you may elect to exchange the remaining portion of any Eligible Option that you previously partially exercised. Accordingly, you may elect to exchange one or more of your Eligible Options, but you must elect to exchange all of the unexercised shares subject to each Eligible Option grant or none of the unexercised shares for that particular grant.
See Section 3 of the Offering Memorandum (“Procedures for Tendering Eligible Options”) for more information.

Q19.	What if I am on an authorized leave of absence or furlough during the Exchange Offer?

Any Eligible Participant who is on an authorized leave of absence will be able to participate in the Exchange Offer, so long as they are an employee of the Company or a non-employee director of the Board (whether active or on authorized leave of absence) at both the commencement of the Exchange Offer and the Expiration Time and have not submitted a notice of resignation or received a notice of termination.
See Section 1 of the Offering Memorandum (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”) for more information.

Q20.	What happens if my employment with the Company terminates before the Expiration Time?
If you have tendered Eligible Options under the Exchange Offer and your employment with the Company terminates for any reason prior to the Expiration Time (whether initiated by you or by the Company), you will no longer be eligible to participate in the Exchange Offer, and we will not accept your Eligible Options for exchange and you will not be eligible to receive Replacement Options. In that case, generally you may exercise your existing Eligible Options to the extent they are vested for a limited time after your termination date and in accordance with their original terms.

Nothing in the Exchange Offer should be construed to confer upon you the right to remain an employee of the Company or a non-employee director of the Board. The terms of your service with the Company remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain in our service until the expiration of the Exchange Offer and/or the grant date for the Replacement Option or thereafter.
See Section 1 (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”) and Section 5 (“Acceptance of Eligible Options for Exchange; Grant of Replacement Options”) of the Offering Memorandum for more information.

Q21.	Will I owe taxes if I participate in the Exchange Offer?
Generally, the exchange of Eligible Options should be treated as a non-taxable exchange and no income tax should be recognized upon the grant of the Replacement Options for United States (“U.S.”) federal income tax purposes. There would, however, be income tax payable upon the exercise of your Replacement Options. It is recommended that you consult with your own tax accountant or financial advisor for additional information about your personal tax situation.
If you are a citizen or a tax resident of, or otherwise are subject to the tax laws of, a country other than the U.S. or of more than one country, you should be aware that there may be additional or different tax consequences that may apply to you. It is recommended that you consult with your own tax accountant or financial advisor in your own country for additional information about how the tax or other laws in your own country apply to your specific situation.
See Section 12 of the Offering Memorandum (“Material United States Tax Consequences”) for more information regarding the United States federal income tax aspects of Exchange Offer.

Q22.	Will I owe taxes if I do not participate in the Exchange Offer?
In general, the election not to participate in the Exchange Offer will not be a taxable event for U.S. federal income tax purposes. See Section 12 of the Offering Memorandum (“Material United States Tax Consequences”) for more information.

Q23.	What will happen to my Eligible Options if I participate in the Exchange Offer?
If you participate in the Exchange Offer and the Exchange Offer is completed, then at the Expiration Time we will cancel all of your Eligible Options tendered by you and will grant you the Replacement Options.

Q24.	Is it possible for my Replacement Options to be or become underwater?
Yes. The Replacement Options will have an exercise price equal to the closing price of our common stock as reported on OTCQX on the Replacement Option Grant Date. If the price of our common stock should subsequently fall below that price, then your Replacement Options will be underwater for so long as the trading price is below that price.

Q25.	What happens to Eligible Options that I choose not to tender or that are not accepted for exchange in the Exchange Offer?
There will be no impact to Eligible Options that you choose not to tender for exchange prior to the original Expiration Time, and these Eligible Options will continue to be outstanding and subject to their current terms and conditions.
We will not accept for exchange any options that are tendered that do not qualify as Eligible Options. If you tender an option that is not an Eligible Option or is otherwise not accepted for exchange, we will send you a separate notification following the expiration of the Exchange Offer explaining why your tendered option did not qualify as an Eligible Option, or otherwise was not accepted for exchange.

Q26.	How long do I have to decide whether to participate in the Exchange Offer?
The Exchange Offer will expire at 5:00 p.m. Pacific Time on Friday, August 28, 2020. No exceptions will be made to this deadline, unless we extend it. Although we do not currently intend to do so, we may, in our sole discretion, extend the Exchange Offer at any time. If we do extend the Exchange Offer, the Exchange Offer will expire following the extension. If we extend the Exchange Offer, we will publicly announce the extension and the new expiration date no later than 9:00 am Pacific Time on the next business day after the last previously scheduled or announced expiration date. You should not expect that the expiration of the Exchange Offer will be extended.
See Section 13 of the Offering Memorandum (“Extension of Exchange Offer; Termination; Amendment”) for more information.

Q27.	How do I tender my Eligible Options for exchange?

If you are an Eligible Participant, you must tender your Eligible Options for exchange at any time before the Exchange Offer expires at 5:00 p.m. Pacific Time on Friday, August 28, 2020 (or such later date as may apply if the Exchange Offer is extended).

To elect to exchange some or all of your Eligible Options pursuant to the Exchange Offer, you must properly complete, sign and return a Notice of Election to Participate in the Option Exchange Program, the form of which will be provided to you by the Company via DocuSign (“DocuSign Delivery”). Please note that this is the Company’s preferred delivery method.

If you are unable to use such DocuSign Delivery, you may send your completed and signed Eligible Options pursuant to the Exchange Offer (the form of which will also be provided to you by the Company via electronic mail) to the following contact: optionexchange@kushco.com. Delivery of your properly completed and signed Notice of Election to Participate in the Option Exchange Program must be made by scanning and attaching it as an electronic file (in PDF or other readable format) to an e-mail sent to the relevant contact (“Electronic Delivery”).

Responses submitted by any other means, including mail delivery, hand delivery, interoffice delivery or fax, are not permitted unless otherwise noted. In order to be effective, the Company must receive your properly completed and signed Notice of Election to Participate in the Option Exchange Program, either via DocuSign Delivery or Electronic Delivery, before 5:00 p.m., Pacific Time on August 28, 2020 (or such later date as may apply if the Exchange Offer is extended). Although the Company reserves the right to extend the Exchange Offer at its sole discretion, it currently does not intend to do so. The Company will not accept delivery in any manner of any Notice of Election to Participate in the Option Exchange Program after expiration of the Exchange Offer.

Proper completion, signature and delivery of the Notice of Election to Participate in the Option Exchange Program requires that you undertake a series of steps, which are set forth below:

A.	For all Eligible Participants:

(i)	Determine which of your stock options are Eligible Options.

Identify which of your options are Eligible Options and therefore are exchangeable pursuant to the Exchange Offer, including the unique serial numbers of each of your Eligible Options. Eligible Options are those granted under the 2016 Plan, that are identified in the Notice of Election to Participate in the Option Exchange Program (provided to you by the Company), and that otherwise meet the qualifying criteria set forth in these materials (see the information set forth under the heading “Summary Term Sheet” and “The Exchange Offer—1. Number of Options; Expiration Date”).

(ii)	Calculate the number of Replacement Options you would receive in exchange for your Eligible Options.

To calculate the number of Replacement Options that you would receive if you were to participate in the Exchange Offer, apply to your Eligible Options the fixed exchange ratios, rounded up (if necessary) to the nearest whole number.

The exchange ratio for Eligible Participants who participate in the Exchange Offer is

Range of Exercise Prices for Eligible Options	Exchange Ratio*
$0.01-$2.00	1
$2.01-$4.00	1.5
$4.01-$6.00	1.75
$6.01-$50.00	2

*
The Exchange Ratio shows the number of Eligible Options that must be exchanged for you to receive one Replacement Option. The number of Replacement Options will be rounded up to the nearest whole share.
The Exchange Ratio may be modified to reflect a material change to the fair market value of the Company’s common stock upon completion of the Exchange Offer, which is expected to occur on Friday, August 28, 2020.

(iii)	Conduct your own evaluation of whether or not to participate in the Exchange Offer.

Although the Board has approved the Exchange Offer, neither KushCo nor the Board is making any recommendation as to whether or not you should participate in the Exchange Offer. Participation in the Exchange Offer carries risks and there is no guarantee that you will ultimately receive greater value from the Replacement Options if you elect to participate in the Exchange Offer than from your Eligible Options if you do not elect to participate. As a result, you must make your own decision regarding your participation in the Exchange Offer. The Company strongly recommends that you consult with your own legal, financial and tax advisors in relation to any questions concerning the Exchange Offer, including any personal tax implications or otherwise. For a discussion of the risks involved in participating in the Exchange Offer, see the information set forth under the heading “Risks Related to the Exchange Offer.”

B.	For those Eligible Participants who decide to participate in the Exchange Offer:

(i)	Complete the Notice of Election to Participate in the Option Exchange Program.

The Notice of Election to Participate in the Option Exchange Program is included in the materials that have been delivered to you as part of the Exchange Offer.

(ii)	Deliver the Notice of Election to Participate in the Option Exchange Program to the Company.

You must properly complete, sign and return a Notice of Election to Participate in the Option Exchange Program, the form of which will be provided to you by the Company via DocuSign (“DocuSign Delivery”). Please note that this is the Company’s preferred delivery method.

If you are unable to use such DocuSign Delivery, you may send your completed and signed Eligible Options pursuant to the Exchange Offer (the form of which will also be provided to you by the Company via electronic mail) via Electronic Delivery to the following contact: optionexchange@kushco.com. Delivery of your properly completed and signed Notice of Election to Participate in the Option Exchange Program must be made by scanning and attaching it as an electronic file (in PDF or other readable format) to an e-mail sent to the relevant contact. See Section 3 of the Offering Memorandum (“Procedures for Tendering Eligible Options”) for more information.

Q28.	Can I withdraw previously tendered Eligible Options?

Yes. You may withdraw your tendered Eligible Options at any time before the Exchange Offer expires (or such later date as may apply if the Exchange Offer is extended).

To change an election you previously made with respect to some or all of your Eligible Option grants, including an election to withdraw all of your Eligible Option grants from the Exchange Offer, you must complete, sign and deliver a Notice to Withdraw from Participation in the Option Exchange Program via Electronic Delivery to the following contact: optionexchange@kushco.com by the expiration date, currently expected to be 5:00 p.m. Pacific Time on Friday, August 28, 2020. Delivery of your properly completed and signed Notice to Withdraw from Participation in the Option Exchange Program must be made by scanning and attaching it as an electronic file (in PDF or other readable format) to an e-mail sent to the relevant contact.

Responses submitted by any other means, including mail delivery, hand delivery, interoffice delivery or fax are not permitted unless otherwise noted. In order to be effective, the Company must receive your properly completed and signed Notice to Withdraw from Participation in the Option Exchange Program, via Electronic Delivery, before 5:00 p.m., Pacific Time on August 28, 2020 (or such later date as may apply if the Exchange Offer is extended). Although the Company reserves the right to extend the Exchange Offer at its sole discretion, it currently does not intend to do so. The Company will not accept delivery in any manner of any notice of withdrawal after expiration of the Exchange Offer.

If you miss the deadline to withdraw but remain an Eligible Participant, any previously tendered Eligible Options will be exchanged pursuant to the Exchange Offer. You may change your mind as many times as you wish, but you will be bound by the last properly submitted online Notice of Election to Participate in the Option Exchange Program we receive before the Expiration Time.

Once you have withdrawn Eligible Options, you may re-tender Eligible Options again by submitting a new Notice of Election to Participate in the Option Exchange Program and following the procedures described for validly tendering option grants in the Exchange Offer as discussed in Question 27 above.

See Section 4 of the Offering Memorandum (“Withdrawal Rights”) for more information.

Q29.	What will happen if I do not return my Notice of Election to Participate in the Option Exchange Program by the deadline?

If we do not receive a Notice of Election to Participate in the Option Exchange Program from you by the Expiration Time, then you will irrevocably be treated as having elected not to participate in the Exchange Offer, in which case all Eligible Options held by you will remain outstanding at their original exercise price and subject to their original terms.

See Section 3 of the Offering Memorandum (“Procedures for Tendering Eligible Options”) for more information.

Q30.	What if I have any questions regarding the Exchange Offer?

You should direct questions about the Exchange Offer by email to: Amir Sadr, Vice President, Associate General Counsel, at amir.sadr@kushco.com.

FORWARD-LOOKING STATEMENTS
This Offer to Exchange contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or the negative of these words or other comparable terminology.
The identification in this Offer to Exchange of factors that may affect our future performance and the accuracy of forward-looking statements is meant to be illustrative and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.
Factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to:
•Trends affecting our financial condition, results of operations or future prospects, including the impact of the Coronavirus Disease 2019 (“COVID-19”) pandemic;
•Our business and growth strategies;
•Our financing plans and forecasts;
•The factors that we expect to contribute to our success and our ability to be successful in the future;
•Our business model and strategy for realizing positive results as sales increase;
•Competition, including our ability to respond to such competition and its expectations regarding continued competition in the market in which we compete;
•Our ability to meet our projected operating expenditures and the costs associated with development of new projects;
•The impact of new accounting pronouncements on our financial statements;
•Whether our cash flows from operating activities will be sufficient to meet our operating expenditures;
•Our market risk exposure and efforts to minimize risk;
•Regulations, including tax law and practice, federal and state laws governing the cannabis and CBD industries, and tariff legislation;
•The outcome of various tax audits and assessments, including appeals thereof, timing of resolution of such audits, our estimates as to the amount of taxes that will ultimately be due and payable and the impact of these audits on our financial statements;
•Our overall outlook including all statements under Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our Annual Report on Form 10-K for the year ended August 31, 2019, filed with the SEC on November 12, 2019, and our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2020, filed with the SEC on July 9, 2020, which are incorporated herein by reference;
•That estimates and assumptions made in the preparation of financial statements in conformity with GAAP may differ from actual results; and
•Our expectations as to future financial performance, cash and expense levels and liquidity sources.

Any forward-looking statements in this Offer to Exchange reflect our current views with respect to future events or to our future financial performance. A more detailed description of risk factors that may affect our operating results can be found in Part II, Item 1A. “Risk Factors” in our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2020 filed with the SEC on July 9, 2020, Part I, Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended August 31, 2019 filed with the SEC on November 12, 2019, and our other filings with the SEC. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

The safe harbor provided in the Private Securities Litigation Reform Act of 1995, by its terms, does not apply to statements made in connection with the Exchange Offer.

RISK FACTORS
Participation in the Exchange Offer involves a number of potential risks and uncertainties, including those described below. You should consider, among other things, these risks and uncertainties before deciding whether or not to request that we exchange your Eligible Options in the manner described in the Option Exchange Program. You should carefully review the risk factors set forth below and those contained in our Annual Report on Form 10-K for the fiscal year ended August 31, 2019 filed with the SEC on November 12, 2019, and in our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2020 filed with the SEC on July 9, 2020, as well as the other information provided in the Offer to Exchange and the other materials that we have filed with the SEC prior to the Expiration Time, in connection with making a decision as to whether or not to tender your Eligible Options and/or to withdraw any prior election you may have made. See Section 15 of the Offering Memorandum (“Additional Information”) for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review these reports.
Risks Related to the Exchange Offer
Your cancelled Eligible Options may be worth more than the Replacement Options that you receive in exchange for them.
Because the number of shares to be granted to you under your Replacement Options will be fewer than the number of shares outstanding under your Eligible Options tendered for exchange, it is possible that, at some point in the future, due to potential increases in our stock price, those Eligible Options would have been more economically valuable than the Replacement Options granted pursuant to the Exchange Offer. For example, if we were to enter into a merger transaction that resulted in a significant increase in the value of our common stock, it is possible that your Eligible Options would be more valuable to you than the Replacement Options.
The Replacement Options could become underwater after they are granted.
The Replacement Options will have an exercise price per share equal to the closing price of our common stock on OTCQX on the Replacement Option Grant Date. If the trading price of our common stock decreases after the grant date such that the exercise price of your Replacement Options is greater than the trading price of our common stock, you will not be able to realize any value from the exercise of your Replacement Options. There can be no assurances regarding the future price of our common stock or that the trading price of our common stock will increase after the grant date.

If KushCo is acquired by or merges with another company or spins off a business, your Eligible Options might be worth more than the Replacement Options that you receive pursuant to the Exchange Offer.

A transaction involving KushCo, such as a merger, spin-off or acquisition, could have the effect of increasing or decreasing significantly the price of the common stock. Depending on the structure and terms of any such transaction, if you elect to participate in the Exchange Offer, you might be deprived of some of the benefit of any appreciation in the price of the common stock resulting from the merger, spin-off or acquisition. This could result in a greater financial benefit for those Eligible Participants who did not participate in the Exchange Offer and retained their original Eligible Options as compared to those Eligible Participants who participated in the Exchange Offer and received Replacement Options.

OFFERING MEMORANDUM
OFFER TO EXCHANGE ELIGIBLE OPTIONS FOR REPLACEMENT OPTIONS

OFFERING MEMORANDUM
OFFER TO EXCHANGE ELIGIBLE OPTIONS FOR REPLACEMENT OPTIONS
Section 1 Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer.

KushCo Holdings, Inc. (the “Company,” “KushCo,” “we,” “us,” or “our”) is offering its employees, employees of its subsidiaries, and non-employee directors of the Board, the opportunity to exchange certain outstanding stock options for replacement stock options with modified terms. As described in this Section 1 of this Offering Memorandum—Offer to Exchange Eligible Options for Replacement Options (this “Offering Memorandum”), Eligible Options that are tendered and accepted prior to the Expiration Time will be exchanged for Replacement Options in exchange for an Eligible Participant’s agreement to accept fewer shares (each capitalized term is defined below).
We are making the offer on the terms and subject to the conditions described in this Offering Memorandum, as they may be amended from time to time, and these terms and conditions constitute the “Exchange Offer” or the “Option Exchange Program”. The Exchange Offer is not conditioned on the acceptance of the Exchange Offer by a minimum number of eligible option holders or the tender of elections to exchange Eligible Options covering a minimum number of the Company’s shares.
Eligible Participants

All (i) current employees of the Company or its subsidiaries and (ii) non-employee directors the Board, in each case as of the date the Exchange Offer commences and as of the Expiration Time may participate in the Offer (the “Eligible Participants”). To be an Eligible Participant, you must continue to be employed by or in service to the Company, and have not submitted a notice of resignation or received a notice of termination, between the date the Exchange Offer commences and the Expiration Time.
You will not be eligible to tender Eligible Options for exchange in the Exchange Offer if you cease to be an Eligible Participant for any reason prior to the Expiration Time (as defined below), including voluntary resignation, retirement, involuntary termination, layoff, death or disability. An individual who is on an authorized leave of absence (including furlough) and is otherwise an Eligible Participant on such date will be eligible to tender Eligible Options in the Exchange Offer. A leave of absence is considered “authorized” if it was approved in accordance with our policies.
Your employment with us will remain “at-will” regardless of your participation in the Exchange Offer and can be terminated by you or us at any time. Nothing in the Exchange Offer should be construed to confer upon you the right to remain in service with the Company. The terms of your service with the Company remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain in our service until the grant date for the Replacement Options or any vesting date of your Replacement Options in the future.
Eligible Options
An “Eligible Option” is an outstanding option to purchase shares of the Company’s common stock, par value $0.001 per share (the “common stock”) issued under the KushCo Holdings, Inc. 2016 Stock Incentive Plan, as amended (the “2016 Plan”) that:

•	is held by an Eligible Participant;

•	has an exercise price equal to or greater than $0.01; and

•	is not an Excluded Option.

An “Excluded Option” is an outstanding option that has a performance-vesting condition or an option held by an advisor or consultant to the Company or any of its subsidiaries.

The Proposed Exchange
A “Replacement Option” is an option to purchase shares of the Company’s common stock issued under the 2016 Plan with the following terms (collectively, the “Replacement Option Terms”):

•	Each Replacement Option will have an exercise price equal to the closing price of our common stock reported on OTCQX on the Replacement Option Grant Date.

•	Your Replacement Options will be granted under the 2016 Plan.

•	Each Replacement Option will have the same vesting schedule and expiration date as the applicable Eligible Option.

You are not required to participate in the Exchange Offer. If you hold more than one option award from the Company that each qualify as an Eligible Option grant, then you may elect to participate in the Exchange Offer on a option-by-option basis, meaning that you will be allowed to tender for exchange one or more Eligible Option awards without tendering for exchange other Eligible Option awards. However, as to any Eligible Option award that you elect to tender for exchange, you must tender the entire Eligible Option award (i.e., all of the options that are subject to that Eligible Option award at the time of tender).
Eligible Options properly tendered in this Exchange Offer and accepted by us for exchange will be cancelled and your Replacement Options will be granted with the terms described above effective promptly following the Expiration Time (such date, the “Replacement Option Grant Date”).
Expiration and Extension of the Exchange Offer
The Exchange Offer is scheduled to expire at 5:00 p.m. Pacific Time on Friday, August 28, 2020, unless we, in our sole discretion, extend the expiration date of the Exchange Offer. This date and time are referred to herein as the “Expiration Time.” See Section 13 (“Extension of Exchange Offer; Termination; Amendment”) for a description of our rights to extend, terminate and amend the Exchange Offer.

The Company reserves the right, in its discretion, at any time and regardless of whether or not any event set forth under the heading “The Exchange Offer—6. Conditions of the Exchange Offer” has occurred or is deemed to have occurred, to extend the expiration date and delay the acceptance for exchange of any Eligible Options. If the Company decides to extend the expiration date, you will be given written notice of the extension. In that event, the Company will also extend your rights to withdraw tenders of Eligible Options until such extended expiration date. In the case of an extension, the Company will promptly deliver an e-mail or other form of written communication in a manner reasonably designed to inform you of the extension.

If you do not elect to tender your Eligible Options before the Expiration Time, such awards will remain subject to their current terms, including the current exercise price, vesting schedule, and expiration date.

Section 2 Purpose of the Exchange Offer; Additional Considerations

For many years, long-term stock incentive compensation has been a critical part of the Company’s total compensation program for executives, other key employees, and non-employee director of the Board. These long-term stock incentives make up a meaningful part of the target total compensation of our employees, including our executive officers, and non-employee directors of the Board. Through equity-based grants of stock options and restricted stock units, our goal is and has been to create an alignment among management and our stockholders focused on the creation of value for our stockholders.

Option awards serve as a powerful tool in the retention of executives, other key employees, and non-employee directors of the Board, based on stock price appreciation. However, when the stock price remains flat or declines, the power of options to motivate and retain the holders of these awards can be lost or greatly diminished, in particular when the exercise price is materially higher than the trading price of the underlying common stock.

The Company currently has a substantial number of underwater options due to a sustained drop in its stock price over the past several years. We believe that the Exchange Offer is in the best interests of stockholders and us, as new stock options granted under the program will provide added incentive to motivate and retain our talented employees and non-employee directors of the Board. Because the number of Replacement Options will be lower than the number of exchanged Eligible Options, the Exchange Offer will reduce the “overhang” of the underwater options. The number of common stock equal to the difference between the number of Eligible Options tendered in the exchange and Replacement Options granted will be added back to the 2016 Plan, and will be available for stock awards in the future.

We have designed the Exchange Offer to restore stock value, increase retention and motivation in a competitive labor market, provide non-cash compensation incentives and align our employee, non-employee director, and stockholder interests for long-term growth. Underwater stock option awards are of limited benefit in motivating and retaining our employees, including our executive officers, and non-employee directors of the Board. Through the Exchange Offer, we believe that we will be able to enhance long-term stockholder value by increasing our ability to retain experienced and talented employees and non-employee directors of the Board and by aligning the interests of these individuals more fully with the interests of our stockholders. Because many of our employee stock options are underwater (and for a large number of employees, significantly so), we may face a considerable challenge in retaining our employees, including our executive officers, and non-employee directors of the Board and there is a possibility that our competitors may be able to offer stock incentives that are more attractive, which in some cases, could make the terms of employment at a new employer more attractive than we can offer to our existing employees and non-employee directors of the Board. The Exchange Offer is designed to address these concerns as well as improve morale among our employees and non-employee directors of the Board generally and reinvigorate a culture where stock compensation is a key component of our overall compensation package.
In deciding whether to tender one or more Eligible Options pursuant to the Exchange Offer, you should know that we continually evaluate and explore strategic opportunities as they arise. At any given time, we may be engaged in discussions or negotiations with respect to one or more corporate transactions. We also grant stock awards in the ordinary course of business to our directors and our current and new employees, including our executive officers. Our directors and employees, including our executive officers, from time to time may acquire or dispose of our securities. We may from time to time repurchase our own outstanding securities in accordance with applicable securities laws. In addition, we may pursue opportunities to raise additional capital through the issuance of stock or convertible debt securities, or through strategic opportunities, including asset dispositions. If any of these events occur, the percentage ownership of our stockholders could be significantly diluted and/or the nature of our business could fundamentally change, and where such a transaction or event results in our issuance of additional securities, these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders.
WE DO NOT MAKE ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER YOUR ELIGIBLE OPTIONS, NOR HAVE WE AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU SHOULD EVALUATE CAREFULLY ALL OF THE INFORMATION IN THE EXCHANGE OFFER AND CONSULT YOUR OWN FINANCIAL AND TAX ADVISORS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR ELIGIBLE OPTIONS FOR EXCHANGE.

Section 3 Procedures for Tendering Eligible Options.
Procedure for Surrendering Eligible Options

If you are an Eligible Participant, you may tender your Eligible Options for exchange at any time before the Exchange Offer expires at 5:00 p.m. Pacific Time on Friday, August 28, 2020 (or such later date as may apply if the Exchange Offer is extended).

To elect to exchange some or all of your Eligible Options pursuant to the Exchange Offer, you must properly complete, sign and return a Notice of Election to Participate in the Option Exchange Program, the form of which will be provided to you by the Company via DocuSign (“DocuSign Delivery”). Please note that this is the Company’s preferred delivery method.

If you are unable to use such DocuSign Delivery, you may send your completed and signed Eligible Options pursuant to the Exchange Offer (the form of which will also be provided to you by the Company via electronic mail) to the following contact: optionexchange@kushco.com. Delivery of your properly completed and signed Notice of Election to Participate in the Option Exchange Program must be made by scanning and attaching it as an electronic file (in PDF or other readable format) to an e-mail sent to the relevant contact (“Electronic Delivery”).

Responses submitted by any other means, including mail delivery, hand delivery, interoffice delivery or fax are not permitted unless otherwise noted.

Cut-off Time on Expiration Date

In order to be effective, the Company must receive your properly completed and signed Notice of Election to Participate in the Option Exchange Program, either via DocuSign Delivery or Electronic Delivery, before 5:00 p.m., Pacific Time on Friday, August 28, 2020 (or such later date as may apply if the Exchange Offer is extended). Although the Company reserves the right to extend the Exchange Offer at its sole discretion, it currently does not intend to do so. The Company will not accept delivery in any manner of any Notice of Election to Participate in the Option Exchange Program after expiration of the Exchange Offer.

The method of delivery of all documents, including notices of election and any notices of withdrawal, is at your election and risk. You should allow sufficient time to ensure timely receipt by the Company. The Company will not accept delivery in any manner of any Notice of Election to Participate in the Option Exchange Program or Notice of Withdrawal from Participation in the Exchange Offer after expiration of the Exchange Offer.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects

The Company will, in its sole discretion, determine all questions as to the number of shares subject to Eligible Options and Replacement Options and the validity, form, eligibility, including time of receipt, and acceptance of any tendered Eligible Options. Furthermore, subject to its compliance with Rule 13e-4 under the Exchange Act, the Company reserves the right to waive with respect to all Eligible Option holders any of the conditions of the Exchange Offer or any defects or irregularities. The Company cannot make any such waiver for any one person or group of people. The Exchange Offer is a one-time offer and the Company will strictly enforce the Exchange Offer period, subject only to any extension that it may grant in its sole discretion.

Our Acceptance Constitutes an Agreement.
Your tender of Eligible Options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Exchange Offer and will be controlling, absolute and final, subject to your withdrawal rights under Section 4 (“Withdrawal Rights”) and our acceptance of your tendered Eligible Options in accordance with Section 5 (“Acceptance of Eligible Options for Exchange; Grant of Replacement Options”). Our acceptance for exchange of Eligible Options tendered by you pursuant to the Exchange Offer will constitute a binding agreement between the Company and you upon the terms and subject to the conditions of the Exchange Offer (including the terms in the stock option agreement for the Replacement Options).
Subject to our rights to terminate and amend the Exchange Offer in accordance with Section 6 (“Conditions of the Exchange Offer”), we expect to accept for exchange all properly tendered Eligible Options that have not been validly withdrawn by the Expiration Time, and we expect to cancel the Eligible Options accepted for exchange in exchange for the grant of the Replacement Options promptly following the Expiration Time (such date, the “Replacement Option Grant Date”) with the Replacement Option Terms. If the Expiration Time is extended, then the Replacement Option Grant Date would be similarly extended.
Section 4 Withdrawal Rights.
Change in Election

You may change your election with respect to one or more specific Eligible Option grants by delivering (1) a properly completed and signed Notice of Withdrawal from Participation in the Option Exchange Program that (i) bears the same or a later date than your previously properly completed, signed and delivered Notice of Election to Participate in the Option Exchange Program and (ii) is delivered to the Company at the following contact: optionexchange@kushco.com, subsequent to the delivery of your most recently submitted Notice of Election to Participate in the Option Exchange Program and (2) a properly completed and signed new Notice of Election to Participate in the Option Exchange Program (which will supersede your original Notice of Election to Participate in the Option Exchange Program) that (i) bears the same or a later date than your previously properly completed, signed and delivered Notice of Election to Participate in the Option Exchange Program and (ii) is delivered to the Company at the following contact: optionexchange@kushco.com, subsequent to the delivery of your most recently submitted Notice of Election to Participate in the Option Exchange Program. Delivery of a completed and signed Notice of Withdrawal from Participation in the Option Exchange Program and a new Notice of Election to Participate in the Option Exchange Program must be made by scanning and attaching it as an electronic file (in PDF or other readable format) to an e-mail sent to the relevant contact.

Responses submitted by any other means, including mail delivery, hand delivery, interoffice delivery or fax, are not permitted unless otherwise noted.

Delivery of a subsequent valid Notice of Election to Participate in the Option Exchange Program in the manner described herein prior to the expiration date of the Exchange Offer will automatically and entirely invalidate any notice(s) of election or withdrawal that you have previously submitted.

Withdrawal of Participation

You may withdraw your election altogether by delivering a properly completed and signed Notice of Withdrawal from Participation in the Option Exchange Program that: (i) bears the same or a later date than your previously properly completed, signed and delivered Notice of Election to Participate in the Option Exchange Program; and (ii) is delivered to the Company at the following contact: optionexchange@kushco.com, subsequent to, the delivery of your most recently submitted Notice of Election to Participate in the Option Exchange Program.

Delivery of a completed and signed Notice of Withdrawal from Participation in Option Exchange Program must be made by Electronic Delivery, as in the case of a Notice of Election to Participate in the Option Exchange Program, as described above.

Responses submitted by any other means, including mail delivery, hand delivery, interoffice delivery or fax are not permitted unless otherwise noted.

A Notice of Withdrawal of Participation in the Option Exchange Program, once submitted, cannot themselves be rescinded. Additionally, Eligible Options withdrawn pursuant to such Notice of Withdrawal of Participation in the Option Exchange Program will not be deemed properly tendered for purposes of the Exchange Offer. Should you nevertheless wish to tender Eligible Options at a subsequent time after properly completing, signing and delivering a

Notice of Withdrawal of Participation in the Option Exchange Program, you must properly re-tender those Eligible Options before the expiration date by submitting a new Notice of Election to Participate in the Option Exchange Program, following the procedures described above under the heading “The Exchange Offer—3. Procedures for Surrendering Eligible Options.”

Cut-off Time

In order to be effective, the Company must receive your properly completed, signed and delivered new Notice of Election to Participate in the Option Exchange Program or Notice of Withdrawal from Participation in the Option Exchange Program via Electronic Delivery before 5:00 p.m., Pacific Time on Friday, August 28, 2020. Although the Company reserves the right to extend the Exchange Offer at its sole discretion, it currently does not intend to do so.

Neither the Company nor any other person is obligated to inform you of any defects or irregularities in any notices of election or notices of withdrawal, and no one will be liable for failing to inform participant of any defects or irregularities. The Company will determine, in its sole discretion, all questions as to the validity and form, including time of receipt, of election forms and notices of withdrawal.

Section 5 Acceptance of Eligible Options for Exchange; Grant of Replacement Options.
Upon the terms and subject to the conditions of the Exchange Offer, we expect to accept for exchange all Eligible Options properly tendered and not validly withdrawn by the Expiration Time, unless extended or if we have not accepted the Eligible Options. We expect to cancel the Eligible Options accepted for exchange in exchange for the grant of the Replacement Options on the Replacement Option Grant Date with the Replacement Option Terms. If the Exchange Offer is extended, then the Replacement Option Grant Date will be similarly extended.
After we grant the Replacement Options, we will separately provide to each tendering Eligible Participant the stock option documentation relating to the Eligible Participant’s Replacement Options. A form of Stock Option Agreement is filed as an exhibit to the Tender Offer Statement on Schedule TO (the “Schedule TO”), as may be amended, which was filed with the SEC.

If you have tendered Eligible Options under the Exchange Offer and your service terminates for any reason, or if you submit a notice of resignation or receive a notice of termination, before the Exchange Offer expires, you will no longer be eligible to participate in the Exchange Offer, and we will not accept your Eligible Options for exchange. In that case, generally you may exercise your existing options for a limited time after your termination date to the extent they are vested and in accordance with their terms.

Section 6 Conditions of the Exchange Offer.
Notwithstanding any other provision of the Exchange Offer, we will not be required to accept any Eligible Options tendered for exchange, and we may terminate or amend the Exchange Offer, in each case subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date hereof and prior to the expiration date of the Exchange Offer, any of the following events has occurred, or has been determined by us, in our reasonable judgment, to have occurred:

•
there shall have been threatened or instituted any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Exchange Offer, the exchange of some or all of the Eligible Options tendered for exchange, or otherwise relates in any manner to the Exchange Offer or that, in our reasonable judgment, could materially affect our business, condition (financial or other), assets, income, operations, prospects or stock ownership;

•
there shall have been threatened, instituted or taken, any action, or any approval, exemption or consent shall have been withheld, or any statute, rule, regulation, judgment, order or injunction shall have been proposed, sought, promulgated, enacted, entered, amended, interpreted, enforced or deemed to be applicable to the Exchange Offer or us, by or from any court or any regulatory or administrative authority, agency or tribunal that, in our reasonable judgment, would directly or indirectly:

•
make it illegal for us to accept some or all of the tendered Eligible Options for exchange, or otherwise restrict or prohibit consummation of the Exchange Offer or otherwise relate in any manner to the Exchange Offer;

•	delay or restrict our ability, or render us unable, to accept the tendered Eligible Options for exchange; or

•	impair the contemplated benefits of the Exchange Offer to us;

•	there will have occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or automated quotation system or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the U.S.;

•
any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit to us by banks or other lending institutions in the U.S.;

•	in our reasonable judgment, any extraordinary or adverse change in the Company or in U.S. financial markets generally;

•
the commencement or escalation of a war or other national or international calamity directly or indirectly involving the U.S., which could reasonably be expected to affect materially or adversely, or to delay materially, the completion of the Exchange Offer; or

•	if any of the situations described above existed at the time of commencement of the offer and that situation, in our reasonable judgment, deteriorates materially after commencement of the offer;

•
a tender or exchange offer (other than the Exchange Offer) with respect to some or all of our capital stock, or a merger or acquisition proposal for us, shall have been proposed, announced or publicly disclosed or we shall have learned that:

•
any person, entity or “group” within the meaning of Section 13(d)(3) of the Exchange Act has acquired more than 5% of our outstanding common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to the date of commencement of the Exchange Offer;

•	any such person, entity or group which had publicly disclosed such ownership prior to such date has acquired additional common stock constituting more than 1% of our outstanding shares; or

•
any new group has been formed that beneficially owns more than 5% of our outstanding common stock that, in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the Exchange Offer or with such acceptance for exchange of Eligible Options;

•	any change, development, clarification or position taken in generally accepted accounting principles that could or would require us to record for financial reporting purposes compensation expense against our earnings in connection with the Exchange Offer, other than as contemplated as of the commencement date of this offer (as described in Section 10 of this Offering Memorandum);

•	any changes occur in our business, financial condition, assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us;

•
any event or events occur that have resulted or may result, in our reasonable judgment, in a material impairment of the contemplated benefits of the offer to us (see Section 2 of this Offering Memorandum, “Purpose of the Exchange Offer; Additional Consideration,” for a description of the contemplated benefits of the offer to us); and

•
any rules or regulations by any governmental authority, OTCQX, or other regulatory or administrative authority or any national securities exchange have been enacted, enforced, or deemed applicable to us that have resulted or may result, in our reasonable judgment, in a material impairment of the contemplated benefits of the offer to us (see Section 2 of this Offering Memorandum, “Purpose of the Exchange Offer; Additional Consideration,” for a description of the contemplated benefits of the offer to us).

The conditions to the Exchange Offer are for our benefit. We may assert them prior to the expiration date of the Exchange Offer regardless of the circumstances giving rise to them (other than circumstances caused by our action or inaction). We may waive the conditions, in whole or in part, at any time and from time to time prior to our acceptance of your tendered Eligible Options for exchange, whether or not we waive any other condition to the Exchange Offer. Subject to any order or decision by a court or arbitrator of competent jurisdiction, any determination we make concerning the events described in this Section 6 will be final and binding upon all persons.

Section 7 Price Range of Our Common Stock.

The common stock underlying the Eligible Options has been traded on OTCQX under the symbol “KSHB” since May 2019 and on the OTCQB Venture Market prior to May 2019. The following table shows, for the periods indicated, the high and low intraday sales prices per share of the common stock as reported by OTCQX and OTCQB, as applicable.

	High	Low
Fiscal Year Ended August 31, 2020
Fourth Quarter (through July 23, 2020)	$1.23	$0.65
Third Quarter Ended May 31, 2020	$1.28	$0.30
Second Quarter Ended November 30, 2019	$2.18	$0.90
First Quarter Ended November 30, 2019	$3.96	$1.26
Fiscal Year Ended August 31, 2019
Fourth Quarter	$5.41	$3.51
Third Quarter	$6.28	$4.15
Second Quarter	$7.20	$4.37
First Quarter	$6.70	$4.41
Fiscal Year Ending August 31, 2018
Fourth Quarter	$6.93	$3.76
Third Quarter	$6.75	$4.01
Second Quarter	$8.51	$2.75
First Quarter	$3.10	$1.81

As of July 23, 2020, there were 125.6 million shares of our common stock outstanding and there were 163 stockholders of record of our common stock, and the closing price of our common stock was $0.72 per share as reported on OTCQX. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders. You should evaluate the current trading price of the common stock, among other factors, before deciding whether or not to accept the Exchange Offer.

Section 8 Information Concerning Us; Financial Information

Information Concerning Us.

KushCo Holdings, Inc. (formerly known as Kush Bottles, Inc.) markets and sells a wide variety of complementary products and services to customers operating in the regulated medical and recreational cannabis and cannabidiol (CBD) industries. These products and services include compliant, sustainable and custom packaging products, vape hardware, hydrocarbons and solvents, natural products, stainless steel tanks, custom branded anti-counterfeit and authentication labels, processing supplies, accessories, branding solutions, and retail services focused on CBD mass distribution, industry education and compliance. As a leader in custom and child-resistant packaging, biodegradable offerings, exclusive vape products, and unique product and service offerings, such as our stainless steel tanks and custom branded anti-counterfeit and authentication labels, we combine creativity with compliance to provide the right solutions for our customers.  The ability to source and deliver almost anything a customer needs makes us a one-stop-shop solutions provider.  We also provide custom branding on packaging products, which allows our customers to turn their packaging into an effective marketing tool. Our core products sold are in accordance with Title 16 of the Code of Federal Regulations Part 1700 of the Poison Prevention Packaging Act.  The testing standards for certification meet the stringent requirements as set by the Consumer Product Safety Commission (“CPSC”).  By offering a product mix that is compliant with CPSC, we are able to give peace of mind to our customers and reduce liability on their end.

Our products primarily consist of bottles, jars, bags, tubes, containers, vape cartridges, vape batteries and accessories, labels and processing supplies, hydrocarbons, solvents, natural products, stainless steel tanks, and custom branded anti-counterfeit and authentication labels. We maintain relationships with a broad range of manufacturers, which enables us to source a plethora of products in a cost-effective manner and pass such cost savings to our customers. That allows us to offer quick solutions to our customers and ensure that their products will be of superior grade and made with environmentally safe materials. In addition to a complete product line, we have sophisticated labeling and customization capabilities, which allow us to add significant value to our customers’ packaging design processes. Our products are utilized by local urban farmers, green house growers, processors, brand owners, and medical and recreational cannabis dispensaries.

Our services primarily consist of CBD mass distribution services through our partnerships with leading consumer packaged goods (CPG) sales agencies, as well as full spectrum creative, marketing, and branding services through our wholly owned subsidiary The Hybrid Creative.
Our principal offices are located at 6261 Katella Avenue, Suite 250, Cypress, CA 90630, and our telephone number is (714) 462-4603. Our website address is https://ir.kushco.com/. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this Exchange Offer. We are incorporated in the State of Nevada.
Financial and Other Information about the Company
We refer you to “Management's Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended August 31, 2019, filed with the SEC on November 12, 2019, and our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2020, filed with the SEC on July 9, 2020, which are incorporated herein by reference.

We recommend that you review the materials that we have filed with the SEC before making a decision on whether or not to tender your Eligible Options. We will also provide without charge to you, upon your written or oral request, a copy of any or all of the documents to which we have referred you. See Section 15 (“Additional Information”) for more information regarding reports that we file with the SEC and how to obtain copies of or otherwise review such reports.

Section 9 Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities.

The address of each executive officer and director of the Company is:

KushCo Holdings, Inc.
6261 Katella Avenue, Suite 250
Cypress, CA 90630

Executive Officers and Non-Employee Directors.
The executive officers of the Company are set forth in the following table:

Executive Officers	Title
Nicholas Kovacevich	Chairman and Chief Executive Officer
Stephen Christoffersen	Chief Financial Officer
Rodrigo De Oliveira	Chief Operating Officer
The non-employee directors of the Board are set forth in the following table:

Non-Employee Directors	Title
Eric Baum	Director
Barbara Goodstein	Director
Donald Hunter	Director
Dallas Imbimbo	Director
Pete Kadens	Director

Based on a trading price of our common stock of $0.72, as of July 23, 2020, our executive officers, employees, and non-employee directors of the Board, as a group, held outstanding Option awards to purchase an aggregate of 7.8 million shares of our common stock. Of these options, 7.7 million shares would be considered Eligible Options for purposes of the Option Exchange.

The following table shows the number of shares subject to Eligible Options held by our named executive officers, our other executive officers as a group and our non-executive employees as a group, based on a trading price of our common stock of $0.72, and the number of shares subject to Replacement Options that they may receive assuming, for purposes of illustration only, that each named executive officer decides to exchange all of his Eligible Options.

Name	Number of Shares Underlying Eligible Options	Percentage of Total Eligible Option Pool	Number of Shares that may be Granted in the Option Exchange
Nicholas Kovacevich, Chairman and Chief Executive Officer	295,000	4%	180,000
Stephen Christoffersen, Chief Financial Officer	300,000	4%	157,143
Rodrigo De Oliveira, Chief Operating Officer	600,000	8%	342,859
Other executive officers as a group	300,000	4%	300,000
Non-executive employees as a group	5,023,984	65%	3,740,127

The following table shows the number of shares subject to Eligible Options held by our non-employee directors, based on a trading price of our common stock of $0.72, and the number of shares subject to Replacement Options that they may receive assuming, for purposes of illustration only, that each non-employee director decides to exchange all of his or her Eligible Options.

Name	Number of Shares Underlying Eligible Options	Percentage of Total Eligible Option Pool	Number of Shares that may be Granted in the Option Exchange
Eric Baum, Director	361,875	5%	233,065
Barbara Goodstein, Director	281,875	4%	179,733
Donald Hunter, Director	283,125	4%	160,983
Dallas Imbimbo, Director	277,500	4%	175,358
Pete Kadens, Director	0	0%	0

Except as otherwise described in the Exchange Offer or in our filings with the SEC, including our Definitive Proxy Statement filed on Schedule 14A on January 8, 2020, our Annual Report on Form 10-K for the fiscal year ended August 31, 2019, filed on November 12, 2019 (and the amendment thereto filed with the SEC on January 8, 2020) and our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2020, filed on July 9, 2020, and other than outstanding compensatory stock options and other stock awards granted to our directors, executive officers and other employees and consultants pursuant to our various stock incentive plans, which are described in Definitive Proxy Statement and in the notes to our consolidated financial statements as set forth in the above-referenced Annual and Quarterly Reports, neither we nor, to our knowledge, any of our executive officers or directors, any person controlling us or any executive officer or director of such control person, is a party to any agreement, arrangement or understanding with respect to any of our securities, including but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

During the past 60 days, we have not granted any other Eligible Options and no Eligible Options have been exercised. Neither we, nor, to the best of our knowledge, any member of our Board or any of our executive officers, nor any affiliate of ours, have engaged in transactions involving the Eligible Options during the past 60 days.
Section 10 Accounting Consequences of the Exchange Offer.

We have adopted the provisions of ASC Topic 718 regarding accounting for share-based payments. Under ASC Topic 718, we will recognize as expense the remaining original grant date fair value of the tendered Eligible Options, plus the incremental compensation cost (expense) of the Replacement Options. The incremental compensation cost (expense) will be measured as the excess, if any, of the fair value of the Replacement Options over the fair value of the original Eligible Options prior to exchange. The fair value of the Replacement Options will be measured as of the Replacement Option Grant Date and the fair value of the tendered Eligible Options surrendered will be measured as of the Expiration Time. This incremental compensation cost will be recognized in compensation expense ratably over the vesting period of the Replacement Options.

The amount of compensation cost will depend on a number of factors, including the level of participation in the Exchange Offer and the exercise price per share of Eligible Options, as applicable, exchanged in the Exchange Offer. Since these factors cannot be predicted with any certainty at this time and will not be known until the expiration of the Exchange Offer, we cannot predict the exact amount of the charge that would result from the Exchange Offer.

Section 11 Legal Matters; Regulatory Approvals.

We are not aware of any material pending or threatened legal actions or proceedings relating to the Exchange Offer. We are not aware of any margin requirements or anti-trust laws applicable to the Exchange Offer. We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of Eligible Options and grant of Replacement Options as contemplated by the Exchange Offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the completion of the Exchange Offer as contemplated herein. Should any such approval or other action be required, we currently contemplate that we will use commercially reasonable efforts to seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the Exchange Offer to accept tendered Eligible Options for exchange and to grant Replacement Options with the Replacement Option Terms, would be subject to obtaining any such governmental approval.

Section 12 Material United States Tax Consequences.

The following is a summary of the anticipated material U.S. federal income tax consequences of the Exchange Offer. This tax summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of Eligible Participants. The tax consequences for individuals who are subject to the tax laws of a country other than the U.S. or of more than one country may differ from the U.S. federal income tax consequences summarized herein. The rules governing the tax treatment of stock options are complex. You should consult with your tax advisor to determine the personal tax consequences to you of rejecting or participating in the Exchange Offer.
Tax Effects of Rejecting the Offer
The rejection of the Exchange Offer will not be a taxable event for U.S. federal income tax purposes.
Tax Effects of Accepting the Offer
Neither the acceptance of the Exchange Offer nor the exchange of your Eligible Options will be a taxable event for U.S. federal income tax purposes. You will not recognize any income, gain or loss as a result of the exchange and cancellation of your Eligible Options for Replacement Options for U.S. federal income tax purposes.
Taxation of Nonstatutory Stock Options (“NSOs”)
Generally, an optionholder will not recognize any income, gain or loss on the granting of an NSO. Upon the exercise of an NSO, an optionholder will recognize ordinary income on each purchased share equal to the difference between the fair market value of the stock on the date of exercise and the exercise price of the NSO. If and when an optionholder sells the stock purchased upon the exercise of an NSO, any additional increase or decrease in the fair market value on the date of sale, as compared to the fair market value on the date of exercise, will be treated as a capital gain or loss. If the optionholder has held those shares for more than one year from the date of exercise, such gain or loss will be a long-term capital gain or loss. If the optionholder has held those shares for not more than one year from the date of exercise, such gain or loss will be a short-term capital gain or loss.
Withholding
We will withhold all required local, state, federal, foreign and other taxes and any other amount required to be withheld by any governmental authority or law with respect to ordinary compensation income recognized with respect to the exercise of a stock option by an award holder who has been employed by us. We will require any such Eligible Participant to make arrangements to satisfy this withholding obligation prior to the delivery or transfer of any shares of our common stock.

Section 13 Extension of the Exchange Offer; Termination; Amendment.
We may, from time to time, extend the period of time during which the Exchange Offer is open and delay accepting any Eligible Options tendered to us by disseminating notice of the extension to Eligible Participants by public announcement, written notice, including electronically posted or delivered notices, or otherwise as permitted by Rule 13e-4(e)(3) under the Exchange Act. If the Exchange Offer is extended, we will provide appropriate notice of the extension and the new expiration date no later than 9:00 am Eastern Time on the next business day following the previously scheduled expiration date of the Exchange Offer. For purposes of the Exchange Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight Pacific Time.
We also expressly reserve the right, in our reasonable judgment, prior to the expiration date of the Exchange Offer, to terminate or amend the Exchange Offer upon the occurrence of any of the conditions specified in Section 6 (“Conditions of the Exchange Offer”), by disseminating notice of the termination to Eligible Participants by public announcement, written notice, including electronically posted or delivered notices, or otherwise as permitted by applicable law.
Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6 (“Conditions of the Exchange Offer”) has occurred or is deemed by us to have occurred, to amend the Exchange Offer in any respect prior to the expiration date. Any notice of such amendment required pursuant to the Exchange Offer or applicable law will be disseminated promptly to Eligible Participants in a manner reasonably designed to inform Eligible Participants of such change and filed with the SEC as an amendment to the Schedule TO.
If we materially change the terms of the Exchange Offer or the information concerning the Exchange Offer, or if we waive a material condition of the Exchange Offer, we will extend the Exchange Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period during which a tender or Exchange Offer must remain open following material changes in the terms of or information concerning a tender or Exchange Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

In addition, if we decide to take any of the following actions, we will publish notice or otherwise inform you of such action and keep the Exchange Offer open for at least 10 business days after the date of such notification:

•	we increase or decrease the amount of consideration offered for the Eligible Options; or

•	we increase or decrease the number of Eligible Options that may be tendered in the Exchange Offer.
Section 14 Consideration; Fees and Expenses.

We will issue Replacement Options in exchange for Eligible Options properly elected to be exchanged by you and accepted by us for such exchange. All Eligible Participants who properly tender an Eligible Option pursuant to this offer will receive a Replacement Option. Options are stock awards under which the holder can purchase shares of common stock for a predetermined exercise price, provided that the vesting criteria are satisfied.

Subject to the terms and conditions of this Exchange Offer, upon our acceptance of your properly tendered Eligible Options, you will be entitled to receive Replacement Options based on an exchange ratio based on the exercise price of your tendered Eligible Option as described in Section 1 of this Offering Memorandum. If you receive Replacement Options, you do not have to make any cash payment to the Company to receive your Replacement Options, but you will be required to pay the per share exercise price of your Replacement Options to receive any share of common stock subject to your Replacement Options. If we receive and accept tenders of all Eligible Options to be tendered (a total of options to purchase 7.7 million shares outstanding as of July 23, 2020) subject to the terms and conditions of this offer, we will grant Replacement Options covering a total of approximately 5.5 million shares of common stock.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Eligible Options pursuant to the Exchange Offer. You will be responsible for any expenses incurred by you in connection with your election to participate in the Exchange Offer, including, but not limited to, mailing, faxing and telephone expenses, as well as any expenses associated with any tax, legal or other advisor consulted or retained by you in connection with the Exchange Offer.

Section 15 Additional Information
With respect to the Exchange Offer, we have filed with the SEC the Schedule TO, as it may be amended, of which the Exchange Offer is a part. The Exchange Offer document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. Before making a decision on whether or not to tender your Eligible Options, we highly recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC:

•	our Annual Report on Form 10-K for the year ended August 31, 2019, filed with the SEC on November 12, 2019 (and the amendment thereto filed with the SEC on January 8, 2020);

•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on January 8, 2020;

•	our Current Reports on Form 8-K filed with the SEC on January 23, 2020, February 10, 2020, March 26, 2020, April 29, 2020, May 29, 2020, June 5, 2020, and June 10, 2020.

•	our Quarterly Reports on Form 10-Q for the fiscal quarter ended November 30, 2019 filed with the SEC on January 9, 2020, for the fiscal quarter ended February 29, 2020 filed with the SEC on April 9, 2020, and for the fiscal quarter ended May 31, 2020 filed with the SEC on July 9, 2020; and

•	the description of our common stock contained in our Registration Statement on Form S-8 filed with the SEC on February 9, 2016, under Section 12(b) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

Our SEC filings are available to the public on the SEC’s Internet site at http://www.sec.gov. We also make available on or through our corporate website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish it to the SEC.

We will also promptly provide without charge to each person to whom we deliver a copy of the Exchange Offer, upon their written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless specifically incorporated by reference into such documents). Requests should be directed to Attn: Amir Sadr, Vice President, Associate General Counsel, at amir.sadr@kushco.com.
The information about us contained in the Exchange Offer should be read together with the information contained in the documents to which we have referred you.

Section 16 Miscellaneous.
WE ENCOURAGE YOU TO REVIEW THE RISK FACTORS CONTAINED ELSEWHERE IN THIS EXCHANGE OFFER AND IN OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED AUGUST 31, 2019 AND IN OUR QUARTERLY REPORT ON FORM 10-Q FOR THE FISCAL QUARTER ENDED MAY 31, 2020 BEFORE YOU DECIDE WHETHER TO PARTICIPATE IN THE EXCHANGE OFFER.
WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR ELIGIBLE OPTIONS PURSUANT TO THE EXCHANGE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS

DOCUMENT OR IN DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED DOCUMENTS. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU SHOULD NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

Schedule A
SUMMARY FINANCIAL INFORMATION
We incorporate by reference the financial statements and notes thereto included in Part II, Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2019 and the unaudited financial information included in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2020.
The following tables set forth the Company’s summary historical consolidated financial data for the fiscal years ended August 31, 2019 and August 31, 2018 and the nine month periods ended May 31, 2020 and May 31, 2019, and the Company’s financial position as of such dates. This financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and the related notes filed as part of the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2019 and the unaudited consolidated financial statements and the related notes filed as part of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2020. The consolidated statements of operations data for the fiscal years ended August 31, 2019 and August 31, 2018 and the consolidated balance sheet data as of August 31, 2019 and August 31, 2018 are derived from our audited consolidated financial statements and the related notes filed as part of the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2019. The consolidated statements of operations data for the fiscal quarters ended May 31, 2020 and May 31, 2019 and the consolidated balance sheet data as of May 31, 2020 are derived from our unaudited consolidated financial statements and the related notes filed as part of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2020. The consolidated balance sheet data as of May 31, 2020 is derived from our unaudited consolidated financial statements and the related notes filed as part of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2019. Financial data for the nine months periods ended and as of May 31, 2020 and May 31, 2019 are unaudited and, in the opinion of the Company’s management, include all adjustments necessary for a fair presentation of the data. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.
The Company had a book value per share of $0.71 as of May 31, 2020.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share amounts)
(Unaudited)

	For the Nine Months Ended
	May 31, 2020	May 31, 2019
Net revenue	$87,369	$101,982
Cost of goods sold	86,634	86,834
Gross profit	735	15,148

Operating expenses:
Selling, general and administrative	60,977	52,032
Gain on disposition of assets	—	(1,254)
Change in fair value of contingent consideration	—	(2,247)
Restructuring costs	8,253	—
Total operating expenses	69,230	48,531
Loss from operations	(68,495)	(33,383)

Other income (expense):
Change in fair value of warrant liability	3,435	7,309
Change in fair value of equity investment	(1,100)	(663)
Interest expense	(4,594)	(1,452)
Other income (expense), net	386	110
Total other income (expense)	(1,873)	5,304
Loss before income taxes	(70,368)	(28,079)
Income tax expense	—	(13)
Net loss	$(70,368)	$(28,092)

Net loss per share:
Basic net loss per common share	$(0.64)	$(0.34)
Diluted net loss per common share	$(0.64)	$(0.42)

Basic weighted average number of common shares outstanding	110,440	83,338
Diluted weighted average number of common shares outstanding	110,440	83,535

CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)
(Unaudited)

	May 31, 2020	August 31, 2019
ASSETS
Current assets:
Cash	$11,088	$3,944
Accounts receivable, net	11,162	25,972
Inventory, net	24,048	43,768
Prepaid expenses and other current assets	15,655	12,209
Total current assets	61,953	85,893

Goodwill	52,267	52,267
Intangible assets, net	2,393	3,103
Property and equipment, net	9,296	11,054
Other assets	9,759	6,917
Total Assets	$135,668	$159,234
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable, net	$5,497	$10,907
Customer deposits	4,217	2,992
Accrued expenses and other current liabilities	10,424	6,468
Line of credit	—	12,261
Total current liabilities	20,138	32,628

Long-term liabilities:
Notes payable	24,084	18,975
Warrant liability	2,009	5,444
Other non-current liabilities	4,562	833
Total long-term liabilities	30,655	25,252
Total liabilities	50,793	57,880

Stockholders' equity
Preferred stock, $0.001 par value, 10,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.001 par value, 265,000 shares authorized, 119,933 and 90,041 shares issued and outstanding, respectively	120	90
Additional paid-in capital	218,117	164,258
Accumulated deficit	(133,362)	(62,994)
Total stockholders' equity	84,875	101,354
Total liabilities and stockholders' equity	$135,668	$159,234

Exhibit (a)(1)(B)
KUSHCO HOLDINGS, INC.
FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE PARTICIPANTS

Subject:	KushCo Holdings, Inc. - Offer to Exchange Eligible Options for Replacement Options

To:	All Eligible Participants

Date:	July 31, 2020
IMPORTANT NEWS — PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THE OPTION EXCHANGE PROGRAM, YOU MUST TAKE ACTION BY 5:00 P.M. PACIFIC TIME ON FRIDAY, AUGUST 28, 2020.

We are pleased to announce that the option exchange program (the “Option Exchange Program” or “Exchange Offer”) begins today, July 31, 2020. As an eligible participant, we encourage you to carefully read the “Offer to Exchange Eligible Options for Replacement Options” as well as the other offering materials contained in the Schedule TO we are filing with the Securities and Exchange Commission today (collectively, the “Offering Materials”). These materials will help you to understand the risks and benefits of the Option Exchange Program and its terms and conditions.

The Exchange Offer will expire at 5:00 p.m. Pacific Time on Friday, August 28, 2020, or such later date as may apply if the Exchange Offer is extended.

If you wish to participate in the Exchange Offer, you must submit a completed and signed Notice of Election to Participate in the Option Exchange Program, the form of which will be provided to you by the Company via DocuSign (“DocuSign Delivery”). Please note that this is the Company’s preferred delivery method. If you are unable to use such DocuSign Delivery, you may send your completed and signed Eligible Options pursuant to the Exchange Offer (the form of which will also be provided to you by the Company via electronic mail) to the following contact: optionexchange@kushco.com. Delivery of your properly completed and signed Notice of Election to Participate in the Option Exchange Program must be made by scanning and attaching it as an electronic file (in PDF or other readable format) to an e-mail sent to the relevant contact (“Electronic Delivery”).

If you wish to withdraw a previously provided election to participate, you must submit a completed and signed Notice of Withdrawal the following contact: optionexchange@kushco.com. For it to be effective, we must receive the Notice of Election or Notice of Withdrawal by 5:00 p.m. Pacific time on Friday, August 28, 2020 (or such later date as may apply if the Exchange Offer is extended).

You can find more information on how to complete and deliver a Notice of Election or Notice of Withdrawal in the “Offer to Exchange” document, dated July 31, 2020, and other materials in the Tender Offer Statement on Schedule TO (collectively, the “Tender Offer Documents”). A summary of the stock options granted to you by the Company that are eligible for the Exchange Offer is attached to this email.

We also have attached the Tender Offer Documents to this email. You should read all of the Tender Offer Documents, especially the “Offer to Exchange” document, because they contain important information about the Exchange Offer including risks related thereto. Forms of the Notice of Election and Notice of Withdrawal also are attached to this email. We also have filed the Tender Offer Documents with the SEC, so you can access the documents free of charge on the SEC’s website at www.sec.gov.

Although complete information regarding the details of, and instructions about how to participate in, the Exchange Offer is provided in the attached Tender Offer Documents, certain significant aspects of the Exchange Offer are summarized below.


Employees, including officers, and non-employee directors are eligible to participate in the Exchange Offer, and may exchange certain existing stock options with exercise prices greater than $0.01 per share granted to them under the KushCo Holdings, Inc. 2016 Stock Incentive Plan (the “Eligible Options”).


The Eligible Options that are submitted and accepted for exchange will be exchanged for new stock options with an exercise price equal to the closing price of our common stock on the Option Exchange Program’s closing date (“Replacement Options”) using the exchange ratios set forth below:

Range of Exercise Prices for Eligible Options	Exchange Ratio*
$0.01-$2.00	1
$2.01-$4.00	1.5
$4.01-$6.00	1.75
$6.01-$50.00	2

*
The Exchange Ratio shows the number of Eligible Options that must be exchanged for you to receive one Replacement Option. The number of Replacement Options will be rounded up to the nearest whole share. The Exchange Ratio may be modified to reflect a material change to the fair market value of the Company’s common stock upon completion of the Exchange Offer which is expected to occur on Friday, August 28, 2020. We have used a Black-Scholes pricing model to determine the fair price or theoretical value of the Eligible Options. We have then applied the same exchange ratio to Eligible Options having substantially similar Black-Scholes values. The purpose of using the Black-Scholes pricing model is to treat, as nearly as practicable, all Eligible Options having substantially similar Black-Scholes values in a substantially similar manner.

  
The Replacement Options will have the same terms and conditions, including the vesting schedule, as your Eligible Options, with the exception of the new exercise price.

The Eligible Options that you choose not to surrender for exchange will remain outstanding on their pre-existing terms and conditions, including, without limitation, their exercise price, vesting schedule and expiration date.

The Company’s Vice President, Associate General Counsel, Amir Sadr, will be in charge of managing and administering the Option Exchange Program. If you have any questions about the Exchange Offer, please contact: amir.sadr@kushco.com.

The Board of Directors believes that your underwater stock options no longer effectively provide the long-term incentive and retention objectives for which they were intended, and that the Exchange Offer constitutes an important component in the Company’s strategy to retain, motivate and reward key service providers such as yourself.

Although the Board of Directors has approved the Exchange Offer, neither the Company nor the Board of Directors is making any recommendation as to whether or not you should participate in the Exchange Offer. Participation in the Exchange Offer carries risks and there is no guarantee that you will ultimately receive greater value from the Replacement Options if you elect to participate in the Exchange Offer than you would otherwise receive from your existing Eligible Options if you do not elect to participate. As a result, you must make your own decision regarding participation in the Exchange Offer. It is important that you carefully read all of the materials provided to you or to which we refer you; and the Company strongly recommends that you consult with your own legal, financial and tax advisor(s) in relation to any questions concerning the Exchange Offer, including any personal tax implications or otherwise.

Finally, we would like to take this opportunity to acknowledge the Company’s appreciation of your service and commitment and to wish you, and the Company as a whole, continued success in our joint endeavors. In addition to the potential financial opportunity that this Option Exchange Program presents, we hope you will also see it as a further mark of the Company’s gratitude for your efforts.
Sincerely,

Nicholas Kovacevich
Chairman and Chief Executive Officer

Exhibit (a)(1)(C)

KUSHCO HOLDINGS, INC.

FORM OF NOTICE OF ELIGIBLE OPTIONS EMAIL TO ELIGIBLE PARTICIPANTS.

Subject: Option Exchange Program—Personal and Confidential

The stock option awards listed below that have been granted to you by the Company are Eligible Options for participation in the Option Exchange Program.

Grant ID	Grant Agreement Date	Number of Eligible Option Shares	Exercise Price	Number of Options Re-granted
	/ /		$
	/ /		$
	/ /		$
	/ /		$
	/ /		$

  Exhibit (a)(1)(D)

KUSHCO HOLDINGS, INC.

Notice of Election to Participate in the Option Exchange Program

I hereby tender those of my Eligible Options specified below pursuant to the terms and conditions of the documents that make up the Option Exchange Program, including the Offer to Exchange (collectively, the “Tender Offer Documents”). In doing so, I represent and acknowledge to KushCo Holdings, Inc. as follows:

	The Eligible Options are tendered by me subject to the terms and conditions of the Tender Offer Documents, a copy of which I acknowledge having received and read, including, without limitation, Section 6 of the “Offer to Exchange,” which provides that KushCo Holdings, Inc. may terminate or amend the Exchange Offer and postpone its acceptance and cancellation of any and all Eligible Options tendered for exchange;

	I am the registered holder of the Eligible Options hereby tendered, I have the full power and authority to tender my Eligible Options and my name and other information appearing on this Notice of Election are true and correct;


Neither KushCo Holdings, Inc. nor its Board of Directors is making any recommendation as to whether or not I should participate in the Exchange Offer. Participation in the Exchange Offer carries risks and there is no guarantee that I will ultimately receive greater value from the Replacement Options if I elect to participate in the Exchange Offer than from my Eligible Options if I do not elect to participate. As a result, I must make my own decision regarding my participation in the Exchange Offer;

	If my Eligible Options are accepted for exchange, I acknowledge that I will have no right, title or interest to such tendered Eligible Option(s) and any certificates, agreement or other documentation evidencing such stock Option award(s) shall be void and of no further effect;


If my Eligible Options are accepted for exchange, I acknowledge that the Replacement Options I receive will be granted on the date after the Exchange Offer expires, and will be issued under, and subject to, the terms and conditions of the 2016 Plan;


My participation in the Exchange Offer is completely voluntary and KushCo Holdings, Inc. has advised me to consult my own legal, financial and tax advisors in relation to any questions concerning the Exchange Offer including any personal tax implications or otherwise of participating in the Exchange Offer;


Participation in the Exchange Offer will not confer upon me the right to remain employed by KushCo Holdings, Inc. Participation in the Exchange Offer will not alter or affect any terms or aspects of my employment relationship with KushCo Holdings, Inc. or any of its subsidiaries (other than to the extent that the Replacement Options replace the Eligible Options). The Replacement Options will not create any contractual or other right to receive any other future equity or cash compensation, payments or benefits.

Eligible Options to be included in the Option Exchange Program

Grant ID	Grant Agreement Date	Number of Eligible Option Shares	Exercise Price	Number of Options Re-granted
	/ /		$
	/ /		$
	/ /		$
	/ /		$
	/ /		$

By:

Name:

Date:

INSTRUCTIONS

KushCo Holdings, Inc. is making an offer (the “Exchange Offer”) to exchange certain outstanding stock options (“Eligible Options”) to purchase common stock, $0.001 par value, of KushCo Holdings, Inc. (“Common stock”), granted pursuant to the KushCo Holdings, Inc. 2016 Stock Incentive Plan, as amended (the “2016 Plan”), for new stock options (“Replacement Options”), subject to the terms and conditions set forth in the “Offer to Exchange,” dated July 31, 2020 (the “Offer to Exchange”).

1. To validly surrender Eligible Options for exchange, you must complete, sign and deliver this Notice of Election according to the instructions set forth on this Notice of Election. The deadline for receipt of this Notice of Election is no later than 5:00 p.m. Pacific Time on Friday, August 28, 2020 (or such later date as may apply if the Exchange Offer is extended). The latest dated Notice of Election properly completed, signed and delivered prior to 5:00 p.m. Pacific Time on Friday, August 28, 2020 (or such later date as may apply if the Exchange Offer is extended) will be binding over any previously delivered Notices of Election.

2. To elect to exchange some or all of your Eligible Options pursuant to the Exchange Offer, you must properly complete, sign and return a Notice of Election to Participate in the Option Exchange Program, the form of which will be provided to you by the Company via DocuSign (“DocuSign Delivery”). Please note that this is the Company’s preferred delivery method.

3. If you are unable to use such DocuSign Delivery, you may send your completed and signed Eligible Options pursuant to the Exchange Offer (the form of which will also be provided to you by the Company via electronic mail) to the following contact: optionexchange@kushco.com. Delivery of your properly completed and signed Notice of Election to Participate in the Option Exchange Program must be made by scanning and attaching it as an electronic file (in PDF or other readable format) to an e-mail sent to the relevant contact (“Electronic Delivery”).

4. In order to be effective, the Company must receive your properly completed and signed Notice of Election, either via DocuSign Delivery or Electronic Delivery, before 5:00 p.m. Pacific Time on Friday, August 28, 2020 (or such later date as may apply if the Exchange Offer is extended).

5. KushCo Holdings, Inc. intends to confirm receipt of this Notice of Election within four business days. If you have not received an e-mail confirmation within that time, we recommend that you confirm KushCo Holdings, Inc.’s receipt of this Notice of Election by contacting: optionexchange@kushco.com.

6. You should make a copy of this Notice of Election and retain it for your records.

7. Please see the “Offer to Exchange,” dated July 31, 2020, for more details.

Exhibit (a)(1)(E)

KUSHCO HOLDINGS, INC.

NOTICE OF WITHDRAWAL FROM PARTICIPATION IN THE OPTION EXCHANGE PROGRAM

I hereby withdraw my previously-delivered Notice of Election to participate in the Exchange Offer pursuant to the terms and conditions of the documents that make up the Exchange Offer, including the Offer to Exchange (collectively, the “Tender Offer Documents”) with regard to the Eligible Options listed in the chart below.

In doing so, I represent and acknowledge to KushCo Holdings, Inc. as follows:

	The delivery of this Notice of Withdrawal rescinds any previously submitted Notice of Election and I will be treated as having chosen not to participate in the Exchange Offer and my Eligible Options will remain outstanding on their pre-existing terms and conditions;

	This Notice of Withdrawal, once submitted, cannot itself be rescinded; and Eligible Options withdrawn pursuant to this Notice of Withdrawal will not be deemed properly tendered for purposes of the Exchange Offer; and


If I wish to tender Eligible Options at a subsequent time after properly completing, signing and delivering this Notice of Withdrawal, I must properly re-tender any Eligible Options before 5:00 p.m. Pacific Time on Friday, August 28, 2020 (or such later date as may apply if the Exchange Offer is extended) by submitting a new Notice of Election (a form of which is included in the Tender Offer Documents, as Exhibit (a)(1)(D), and has otherwise been provided to you) in accordance with the instructions set forth in the Offer to Exchange.

Eligible Options withdrawn from the Exchange Offer

Grant ID	Grant Agreement Date	Number of Eligible Option Shares	Exercise Price	Number of Options Re-granted
	/ /		$
	/ /		$
	/ /		$
	/ /		$
	/ /		$

By: ____________________________________	_____________________________________

Name: _____________________________________

Date: _____________________________________

INSTRUCTIONS

KushCo Holdings, Inc. is making an offer (the “Exchange Offer”) to exchange certain outstanding stock options (“Eligible Options”) to purchase common stock, $0.001 par value, of KushCo Holdings, Inc. (“Common stock”), granted pursuant to the KushCo Holdings, Inc. 2016 Stock Incentive Plan, as amended (the “2016 Plan”), for new replacement options (“Replacement Options”), subject to the terms and conditions set forth in the “Offer to Exchange,” dated July 31, 2020 (the “Offer to Exchange”).

1. If you previously elected to exchange your Eligible Options, but you would like to withdraw your election to exchange your Eligible Options, you must complete, sign and deliver this Notice of Withdrawal according to the instructions set forth in this Notice of Withdrawal. The deadline for receipt of this Notice of Withdrawal is no later than 5:00 p.m. Pacific Time on Friday, August 28, 2020 (or such later date as may apply if the Exchange Offer is extended).

2. To withdraw your Notice of Election to exchange some or all of your Eligible Options pursuant to the Exchange Offer, you must properly complete, sign and date this Notice of Withdrawal and deliver it to the following contact: optionexchange@kushco.com. Delivery of your properly completed and signed Notice of Withdrawal may be by scanning and attaching it as an electronic file (in PDF or other readable format) to an e-mail sent to the relevant contact (such electronic delivery of this Notice of Withdrawal form, “Electronic Delivery”).

3. In order to be effective, the Company must receive your properly completed and signed Notice of Withdrawal, either via Electronic Delivery, before 5:00 p.m. Pacific Time on Friday, August 28, 2020 (or such later date as may apply if the Exchange Offer is extended).

4. KushCo Holdings, Inc. intends to confirm receipt of this Notice of Withdrawal within four business days. If you have not received an e-mail confirmation within that time, we recommend that you confirm KushCo Holdings, Inc.’s receipt of this Notice of Withdrawal by contacting: optionexchange@kushco.com.

5.  You should make a copy of this Notice of Withdrawal and retain it for your records.

6. Please see the “Offer to Exchange,” dated July 31, 2020, for more details.

Exhibit (a)(1)(F)

KUSHCO HOLDINGS, INC.

FORM OF E-MAIL REGARDING CONFIRMATION OF RECEIPT OF NOTICE OF ELECTIONS TO PARTICIPATE IN OPTION EXCHANGE PROGRAM

Subject: Option Exchange Program—Personal and Confidential

KushCo Holdings, Inc. acknowledges receipt of your Notice of Election to participate in the Exchange Offer.

You may change your election with respect to one or more specific Eligible Option awards by delivering (1) a properly completed and signed Notice of Election to Participate in the Option Exchange Program that (i) bears the same or a later date than your previously properly completed, signed and delivered notice of election and (ii) is delivered to the Company at the following contact: optionexchange@kushco.com, subsequent to the delivery of your most recently submitted Notice of Election to Participate in the Option Exchange Program and (2) a properly completed and signed new Notice of Election to Participate in the Option Exchange Program (which will supersede your original Notice of Election to Participate in the Option Exchange Program) that (i) bears the same or a later date than your previously properly completed, signed and delivered Notice of Election to Participate in the Option Exchange Program and (ii) is delivered to the Company at the following contact: optionexchange@kushco.com, subsequent to the delivery of your most recently submitted Notice of Election to Participate in the Option Exchange Program.

You may withdraw your election altogether by delivering a properly completed and signed Notice of Withdrawal from Participation in the Option Exchange Program that: (i) bears the same or a later date than your previously properly completed, signed and delivered Notice of Election to Participate in the Option Exchange Program; and (ii) is delivered to the following contact: optionexchange@kushco.com, subsequent to, the delivery of your most recently submitted Notice of Election to Participate in the Option Exchange Program.

Delivery of your completed and signed Notice of Withdrawal from Participation in the Option Exchange Program may be by scanning and attaching it as an electronic file (in PDF or other readable format) to an e-mail sent to the relevant contact provided above (“Electronic Delivery”).

In order to be effective, the Company must receive your properly completed and signed Notice of Withdrawal from Participation in the Option Exchange Program via Electronic Delivery before 5:00 p.m. Pacific Time on Friday, August 28, 2020 (or such later date as may apply if the Exchange Offer is extended).

This notice does not constitute the “Offer to Exchange.” You should read the Tender Offer Statement on Schedule TO and exhibits, including the “Offer to Exchange,” dated July 31, 2020 as those documents contain important information about the Exchange Offer. You can access these documents at the SEC’s website at www.sec.gov. Neither KushCo Holdings, Inc. nor its Board of Directors is making any recommendation as to whether or not you should participate in the Exchange Offer. You must make your own decision as to whether or not to participate, and KushCo Holdings, Inc. strongly recommends that you consult with your own legal, financial and tax advisors in relation to any questions concerning the Exchange Offer including any personal tax implications or otherwise.

Exhibit (a)(1)(G)

KUSHCO HOLDINGS, INC.

FORM OF E-MAIL REGARDING CONFIRMATION OF RECEIPT OF NOTICE OF WITHDRAWAL

Subject: Option Exchange Program—Personal and Confidential

KushCo Holdings, Inc. acknowledges receipt of your Notice of Withdrawal from Participation in the Option Exchange Program in KushCo Holdings, Inc.’s option exchange program (the “Exchange Offer”).

By submitting this Notice of Withdrawal from Participation in the Option Exchange Program, you have now validly withdrawn the Notice of Election to Participate in the Option Exchange Program covering eligible stock options to purchase common stock (the “Eligible Options”) that you previously submitted. The Eligible Options covered by this Notice of Withdrawal from Participation in the Option Exchange Program will remain outstanding pursuant to their current terms and conditions.

If you change your mind, you may submit a new completed and signed Notice of Election to Participate in the Option Exchange Program. We must receive this new Notice of Election to Participate in the Option Exchange Program by 5:00 p.m. Pacific Time on Friday, August 28, 2020 (or such later date as may apply if the Exchange Offer is extended), in the manner described in the formal “Offer to Exchange” document and other materials in the Tender Offer Statement on Schedule TO filed by the Company with the SEC, which was previously provided to you and can be accessed at www.sec.gov.

This notice does not constitute the “Offer to Exchange.” You should read the Tender Offer Statement on Schedule TO and exhibits, including the “Offer to Exchange,” dated July 31, 2020, because they contain important information about the Exchange Offer. You can access these documents at the SEC’s website at www.sec.gov. Neither KushCo Holdings, Inc. nor the Board of Directors is making any recommendation as to whether or not you should participate in the Exchange Offer. You must make your own decision as to whether or not to participate, and KushCo Holdings, Inc. strongly recommends that you consult with your own legal, financial and tax advisors in relation to any questions concerning the Exchange Offer including any personal tax implications or otherwise.

 Exhibit (a)(1)(H)

KUSHCO HOLDINGS, INC.

FORM OF REMINDER E-MAIL TO ELIGIBLE PARTICIPANTS REGARDING THE OPTION EXCHANGE PROGRAM

Subject: Option Exchange Program—Personal and Confidential

If you are thinking about participating in the option exchange program (the “Exchange Offer”) offered by KushCo Holdings, Inc. but have not yet done so and remain undecided, there is still time. Please remember that participation in this Exchange Offer is strictly voluntary. Neither KushCo Holdings, Inc. nor its Board of Directors is making any recommendation as to whether or not you should participate. Participation carries risks, and there is no guarantee that, if you elect to participate in the Exchange Offer, you will receive greater value from the new stock options (“Replacement Options”) than you may receive from your currently held eligible stock options (the “Eligible Options”).

The Exchange Offer commenced on July 31, 2020 and will expire at 5:00 p.m. Pacific Time on Friday, August 28, 2020 (or such later date as may apply if the Exchange Offer is extended). If you wish to participate in the Exchange Offer, you must notify us by 5:00 p.m. Pacific Time on Friday, August 28, 2020 (or such later date as may apply if the Exchange Offer is extended), in the manner described in the “Offer to Exchange” document, dated July 31, 2020, and other materials in the Tender Offer Statement on Schedule TO (collectively, the “Tender Offer Documents”) filed by KushCo Holdings, Inc. with the Securities and Exchange Commission (the “SEC”), which were previously provided to you and can be accessed at www.sec.gov. The Tender Offer Documents are also re-attached to this email for ease of reference.

If we do not receive your completed and signed Notice of Election to Participate in the Option Exchange Program (a form of which is attached to this email) by 5:00 p.m. Pacific Time on Friday, August 28, 2020 (or such later date as may apply if the Exchange Offer is extended), you will be treated as having chosen not to participate in the Exchange Offer and your Eligible Options will remain outstanding pursuant to their current terms and conditions..

This notice does not constitute the Offer to Exchange document. You should read the Tender Offer Statement on Schedule TO and exhibits, including the “Offer to Exchange” document, dated July 31, 2020, because they contain important information about the Exchange Offer. You can access these documents at the SEC’s website at www.sec.gov, and they are attached to this email. Neither KushCo Holdings, Inc. nor its Board of Directors is making any recommendation as to whether or not you should participate in the Exchange Offer. You must make your own decision as to whether or not to participate, and KushCo Holdings, Inc. strongly recommends that you consult with your own legal, financial and tax advisor(s) in relation to any questions concerning the Exchange Offer including any personal tax implications or otherwise.

Exhibit (a)(1)(I)

KUSHCO HOLDINGS, INC.
FORM OF NOTICE OF EXPIRATION OF OPTION EXCHANGE PROGRAM

To:	Eligible Participants

Date:	August 28, 2020 (unless extended)

Subject:	Expiration of Exchange Offer
KUSHCO HOLDINGS, INC. OPTION EXCHANGE PROGRAM
As of 5:00 p.m. Pacific Time on Friday, August 28, 2020, we closed KushCo Holdings, Inc.’s offer to exchange Eligible Options for new Replacement Options (the “Exchange Offer”). If you were an eligible participant who properly elected to participate in the Exchange Offer by exchanging some or all of your Eligible Options and did so by the deadline, your elected Eligible Options have been accepted for participation in the Exchange Offer. Such options have been cancelled and you no longer have any rights with respect to those options. By participating in the Exchange Offer, you have automatically been granted new stock options (“Replacement Options”) in exchange for the cancelled options, in accordance with the terms and conditions of the Exchange Program.
As described in the Exchange Offer documents, you will receive stock option agreement(s) for the Replacement Options that have been granted to you in exchange for your properly tendered and cancelled Eligible Options. These stock option agreements will be sent to you via CARTA in the next couple of weeks.

If you have any questions, please contact Amir Sadr, Vice President, Associate General Counsel at amir.sadr@kushco.com.
The Exchange Offer is being made pursuant to the terms and conditions set forth in the Company’s Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission that were sent to eligible option holders and are available free of charge at www.sec.gov or by contacting Amir Sadr, Vice President, Associate General Counsel at amir.sadr@kushco.com.